Form 10-K, Exhibit 13
period 1996-07-31
BET HOLDINGS INC
filed 1996-10-29
CIK 879306

                                                                      Exhibit 13


                              BET HOLDINGS, INC.
                     SELECTED CONSOLIDATED FINANCIAL DATA


     The following table sets forth, for the periods and as of the dates indicated, selected consolidated financial data for the Company. The selected consolidated financial data for the five years in the period ended July 31, 1996 have been derived from the Company's audited financial statements. This information should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing elsewhere in this annual report.

In thousands of dollars, except per share amounts
Year Ended July 31,                       1996       1995       1994       1993       1992
----------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Advertising                            $  67,562   $  56,017   $  48,616   $ 40,585   $ 34,194
Subscriber                                61,797      56,045      47,509     33,272     26,910
Other                                      3,380       3,160       1,385        361        551
----------------------------------------------------------------------------------------------
Total Operating Revenue                  132,739     115,222      97,510     74,218     61,655
----------------------------------------------------------------------------------------------
Operating Expenses                        90,927      77,705      71,100     50,609     42,036
----------------------------------------------------------------------------------------------
Income From Operations                    41,812      37,517      26,410     23,609     19,619
----------------------------------------------------------------------------------------------
Net Income*                            $  22,063   $  19,912   $  14,776   $ 12,640   $ 11,678
----------------------------------------------------------------------------------------------
PER COMMON SHARE*
Net Income                             $    1.20   $    1.00   $    0.72     $ 0.61     $ 0.58
----------------------------------------------------------------------------------------------
EBITDA**                                    2.70        2.23        1.51       1.30       l.06
----------------------------------------------------------------------------------------------
Cash dividends declared                        -           -           -         -           -
----------------------------------------------------------------------------------------------
Weighted average shares outstanding       18,454      19,867      20,490     20,844     20,295
----------------------------------------------------------------------------------------------
OTHER DATA
EBITDA**                               $  49,914   $  44,263   $  31,022   $ 27,111   $ 21,533
----------------------------------------------------------------------------------------------
Capital expenditures                      13,514      17,241      11,284      3,519      9,313
----------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Total assets                           $ 150,731   $ 157,810   $ 113,868   $104,842   $ 88,908
----------------------------------------------------------------------------------------------
Long-term debt***                         60,560      35,875      12,392     13,207     13,487
----------------------------------------------------------------------------------------------
Shareholders' equity                   $  66,749   $  96,684   $  81,378   $ 77,791   $ 65,059
----------------------------------------------------------------------------------------------

* Net income for fiscal year 1993 includes a $1.8 million non-cash charge related to a litigation settlement effected by the transfer of a shareholders' assets. Net income per common share for fiscal year 1993 approximated $0.66, exclusive of the after-tax effect of this non-cash charge.

** EBITDA represents income before income taxes, net nonoperating expenses, and depreciation and amortization of intangibles. EBITDA is presented as a measure of the Company's ability to fund its operations. However, EBITDA should not be considered in isolation from, or as a substitute for, net income or cash flows from operating activities determined in accordance with generally accepted accounting principles or as a measure of the Company's profitability or liquidity.

***  Includes current maturities of long-term debt.

                              BET HOLDINGS, INC.
                     MANAGEMENT DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION



RESULTS OF OPERATIONS

BUSINESS SEGMENTS

BET Holdings, Inc. (the Company) operates in two principal business segments: cable television programming and magazine publishing.

Cable television programming operations are conducted through the Company's Entertainment Group, which includes Black Entertainment Television (BET), BET on
Jazz: The Cable Jazz Channel (BET on Jazz) and Action Pay-Per-View (Action). Both BET and BET on Jazz are basic cable networks with revenues derived primarily from sales of advertising time and monthly subscribership fees. Action provides programming on a pay-per-view basis. Ancillary Entertainment Group businesses established to leverage and expand the BET Brand name include BET Direct, which sells the Color Code (C) line of skin care products on a retail basis and musical recordings on compact discs and cassettes primarily through short-form direct advertising.

Magazine publishing operations are conducted through the Company's Publishing Group and involve the publication of Emerge and Young Sisters and Brothers (YSB) magazines with revenues derived primarily from circulation and advertising.

The Company has equity ownership interests in certain affiliated companies which are accounted for under the equity method, including BET Film Productions and BET Pictures, which produce low-budget feature length motion pictures, and a joint venture with the New York Daily News which publishes BET Weekend, a Sunday newspaper supplement.

CONSOLIDATED SUMMARY

Consolidated results of operations during the last three fiscal years were as follows:

In thousands of dollars, except per share amounts
-------------------------------------------------------------------------
Year ended July 31,                          1996       1995       1994
-------------------------------------------------------------------------
Operating revenues                        $ 132,739  $ 115,222  $  97,510
Income from operations                       41,812     37,517     26,410
Income before income taxes                   37,370     35,138     26,571
-------------------------------------------------------------------------
Net income                                $  22,063  $  19,912  $  14,776
-------------------------------------------------------------------------

Net income per common share               $    1.20  $    1.00  $     .72
-------------------------------------------------------------------------

Decreased operating and net income margins incurred during fiscal year 1996 were primarily due to operating losses incurred by BET on Jazz, which was launched in January 1996, and losses resulting from BET Direct's May 1996 retail launch of the Color Code (C) skin care line. Increased interest expense related to financing the repurchase of 15% of the Company's outstanding common stock in December 1995 resulted in significantly increased nonoperating costs. A discussion of the results of operations of each of the Company's business segments and other factors impacting the Company's results of operations follows.

ENTERTAINMENT GROUP

Results of Entertainment Group operations during the last three fiscal years were as follows:

In thousands of dollars
-------------------------------------------------------
Year ended July 31,          1996      1995      1994
-------------------------------------------------------
Operating revenues         $126,888  $ 109,878  $92,249
Operating expenses           81,870     68,638   61,782
-------------------------------------------------------
Income from operations     $ 45,018  $  41,240  $30,467
-------------------------------------------------------

Substantially all Entertainment Group revenues and operating income are attributable to BET. Operating revenues and operating income attributable to each of the Company's Entertainment Group operating activities during the last three fiscal years were as follows:

In thousands of dollars
---------------------------------------------------------------
Year ended July 31,                1996       1995       1994
---------------------------------------------------------------
OPERATING REVENUES
BET                              $116,148   $100,471   $84,459
Action                              8,775      8,470     6,937
BET on Jazz                           405          -         -
Ancillary Businesses                1,560        937       853
--------------------------------------------------------------
Total                            $126,888   $109,878   $92,249
--------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS
BET                              $ 49,948   $ 42,496   $33,947
Action                               (730)    (1,297)   (3,402)
BET on Jazz                        (3,154)         -         -
Ancillary Businesses               (1,046)        41       (78)
--------------------------------------------------------------
Total                            $ 45,018   $ 41,240   $30,467
--------------------------------------------------------------

Income (loss) from operations presented in the preceding table does not reflect the allocation of certain overhead and administrative costs incurred by BET which relate to all Entertainment Group operating activities.

OPERATING REVENUES

Components of Entertainment Group operating revenues during the last three fiscal years were as follows:

In thousands of dollars
--------------------------------------------------------
Year ended July 31,          1996       1995      1994
--------------------------------------------------------
Advertising                 $ 64,211  $ 52,865   $45,610
Basic cable subscriber        50,613    45,459    38,331
Pay-per-view subscriber        8,775     8,470     6,937
Other                          3,289     3,084     1,371
--------------------------------------------------------
Total                       $126,888  $109,878   $92,249
--------------------------------------------------------

Advertising Revenues
--------------------
Substantially all Entertainment Group advertising revenues are earned by BET through the sale of national spot advertising, infomercial advertising and direct response advertising. BET on Jazz is not expected to earn significant advertising revenue until such time as it attains a subscriber base attractive to advertisers. BET's total advertising revenues increased 21%, to $64.1 million, and 16%, to $52.9 million, during fiscal years 1996 and 1995, respectively, as compared to the prior year comparable periods.

 . National Spot Advertising

BET's national spot advertising revenues increased 27%, to $42.7 million, and 32%, to $33.6 million, during fiscal years 1996 and 1995, respectively, as compared to the prior year comparable periods. These increases were primarily due to rate increases resulting from a robust advertising market, increased viewership and an increase in the amount of broadcast time devoted to more profitable national spot advertising (which was primarily made available by a corresponding reduction in the amount of broadcast time devoted to direct response advertising).

 . Infomercial Advertising

BET's infomercial advertising revenues increased 24%, to $17.5 million, and 13%, to $14.1 million, during fiscal years 1996 and 1995, respectively, as compared to the prior year comparable periods. Increased fiscal year 1996 revenues resulted from a scheduled contractual 10% increase in the rate charged to BET's largest purchaser of infomercial advertising time and an increase in the volume of infomercial advertising time. Increased fiscal year 1995 revenues were primarily due to a scheduled contractual 10% increase in the rate charged to BET's largest purchaser of infomercial advertising time. BET's long-term contract with its largest purchaser of infomercial advertising time provides for rate increases of 22% in fiscal year 1997 and 10% in fiscal years 1998 and 1999.

 . Direct Response Advertising

BET's direct response advertising revenues decreased 25%, to $3.9 million, and 32%, to $5.2 million, during fiscal years 1996 and 1995, respectively, as compared to prior year comparable periods. These declines were primarily due to a reduction in broadcast time made available for direct response advertising in favor of more profitable national spot advertising, and advertising time utilized by BET Direct. Direct response advertising revenues earned by BET from BET Direct, which approximated $.2 million and $.15 million during fiscal years 1996 and 1995, respectively, are eliminated in the Company's consolidated financial statements.

Basic Subscriber Revenue
------------------------
Substantially all Entertainment Group basic subscriber revenues are earned by BET. While BET on Jazz's rate card provides for a monthly per subscriber fee of 5c, BET on Jazz's domestic and international affiliation agreements provide for a free carriage period of up to two years. Accordingly, BET on Jazz is not expected to earn significant subscriber revenue in the near future.

BET's subscriber revenues increased 11%, to $50.3 million, and 19%, to $45.5 million, during fiscal years 1996 and 1995, respectively, as compared to prior year comparable periods. Subscriber revenue gains were primarily due to a scheduled annual rate card increase of 1c per subscriber per month during calendar years 1994 and 1995, coupled with continuing increases in BET's subscriber base. BET's basic monthly subscriber fee was 10c and 11c during calendar years 1994 and 1995, respectively, and remains at 11c during calendar year 1996. BET's subscriber base increased 11% to 41.4 million at July 31, 1996 and increased 7% to 37.5 million at July 31, 1995 as compared to July 31, 1995 and July 31, 1994, respectively.

BET's rate card structure provides for a monthly per-subscriber rate of 12c in calendar year 1997, 13c in 1998, and rate increases of .5c per year through 2003, at which time the monthly per-subscriber rate will be 15.5c. BET's affiliation agreements are subject to cancellation by either BET or cable system operators under certain circumstances. Additionally, substantially all of BET's affiliation agreements include a "most favored nations" provision under which BET is obligated to extend the terms and provisions of its most favorable contractual rate structure to covered affiliates. Accordingly, in the event BET enters into a new or renewed affiliation agreement with terms more favorable than those contemplated under the current rate structure, it will be obligated to extend the more favorable terms to substantially all other affiliates.

The Company is regulated under the Communications Act of 1934 (the "Communications Act"), as it was most recently amended by the Telecommunications Act of 1996. The Telecommunications Act of 1996 (the "1996 Act" or sometimes the "Act") is responsible for the most significant changes in communications law and regulation since enactment of the Communications Act. Almost every segment of the communications industry is affected, and there are sweeping changes in the way in which broadcasters, cable operators, video programmers, equipment manufacturers, and electronic publishers are to be regulated. The 1996 Act substantially amends the provisions of the Communications Act concerning cable television systems and other multichannel video programming services. For example, the Act benefits cable operators by significantly changing the current regime of rate regulation. More specifically, rate regulation for cable programming service ("CPS") or "expanded basic" tiers will end immediately for many small cable operators, and will end for all cable systems in 1999. Rate regulation will also end for particular cable operators if a local exchange carrier offers video programming in such cable operators' franchise areas by any means other than direct broadcast satellite ("DBS"). The 1996 Act also contains various provisions to stimulate the development of new video programming services or other services offered over multichannel video programming systems, such as interactive services. These changes in federal regulation should have a beneficial impact, to some degree, on the future growth of BET and BET on Jazz, although the extent of such impact cannot yet be determined.

Pay-Per-View Subscriber Revenue
-------------------------------

Pay-per-view revenue increased 4%, to $8.8 million, and 22%, to $8.5 million, during fiscal years 1996 and 1995, respectively, as compared to prior year comparable periods. Action's subscriber base increased 12% to 8.2 million at July 31, 1996 and increased 1% to 7.3 million at July 31, 1995 as compared to July 31, 1995 and July 31, 1994, respectively. Annual pay-per-view subscriber revenues resulted from average monthly buy-rates of 5.2%, 5.1% and 5.1% during fiscal years 1996, 1995 and 1994, respectively.

Other Revenue
-------------

Substantially all "other" cable television programming operating revenues were related to product sales earned by ancillary businesses, including Color Code
(C) product sales, rental of the Company's production studios and, prior to the launch of BET on Jazz, the sublease of a satellite transponder.

OPERATING EXPENSES

Components of Entertainment Group operating expenses during the last three fiscal years were as follows:

In thousands of dollars
---------------------------------------------------------------------
Year ended July 31,                            1996     1995     1994
---------------------------------------------------------------------
Production and programming                  $39,496  $32,627  $30,686
Marketing                                    20,090   16,791   16,061
General and administrative                   14,580   12,848   10,773
Depreciation and amortization of
 intangibles                                  7,704    6,372    4,262
---------------------------------------------------------------------
Total                                       $81,870  $68,638  $61,782
---------------------------------------------------------------------

Total Entertainment Group operating expenses increased significantly during fiscal year 1996, partially due to the launch of BET on Jazz and BET Direct's retail launch of the Color Code (C) skin care line.


Production and Programming
--------------------------

Production and programming expenses increased 21% and 6% during fiscal years 1996 and 1995, respectively, as compared to prior year comparable periods. Increased fiscal year 1996 costs included $2 million of incremental production and programming costs related to BET on Jazz and ancillary businesses. In addition to costs incurred by BET on Jazz and ancillary businesses, increased fiscal year 1996 costs primarily resulted from special event programming costs incurred by BET related to a variety of special event programming, including news and public affairs, sporting and musical events. Acquired programming costs also increased significantly during fiscal year 1996 as compared to fiscal year 1995. Fiscal year 1995 cost increases resulted from increased costs incurred in connection with original programming produced by BET, including Jazz Central, and increased variable pay-per-view programming costs. These cost increases were partially offset by reduced transponder rental costs. In September 1994, Action terminated its operating transponder lease and entered into a capitalized transponder lease, which resulted in a $1 million reduction in production and programming costs but increased depreciation and interest costs of approximately $2 million.

Marketing
---------

Marketing expenses increased 20% and 4% during fiscal years 1996 and 1995, respectively, as compared to the prior year comparable periods. Increased fiscal year 1996 costs primarily resulted from marketing and promotional costs related to the launch of BET on Jazz and the launch of the Color Code (C) skin care line and variable incentive compensation costs related to increased BET advertising and subscriber revenue.

Increased fiscal year 1995 costs resulted from increased incentive compensation and other personnel costs offset by reduced BET consumer marketing and advertising related costs.

General and Administrative
--------------------------

General and administrative expenses increased 13% and 19% during fiscal years 1996 and 1995, respectively, as compared to prior year comparable periods. Cost increases during both years were primarily attributable to business development, facilities and personnel costs.

Depreciation and Amortization of Intangibles
--------------------------------------------

Depreciation and amortization of intangibles increased 21% and 49% during fiscal years 1996 and 1995 as compared to prior year comparable periods. Increased fiscal year 1996 depreciation costs related to increased facilities and equipment costs, including equipment acquired to support BET on Jazz, were partially mitigated by a significant cost basis reduction related to the buy-out of a satellite transponder leased under a capitalized lease agreement.
Increased fiscal year 1995 depreciation costs primarily resulted from the acquisition of two satellite transponders under capitalized lease agreements. Also contributing to this increase was depreciation related to the Company's corporate headquarters and production facilities, which were placed in service during the third and fourth quarters of fiscal year 1995, respectively.

PUBLISHING GROUP

Results of Publishing Group operations during the last three fiscal years were as follows:

In thousands of dollars
----------------------------------------------------------
YEAR ENDED JULY 31,         1996       1995       1994
==========================================================
Operating Revenues           $5,851     $5,344     $5,261
Operating Expenses            9,057      9,067      9,318
----------------------------------------------------------
Loss From Operations        ($3,206)   ($3,723)   ($4,057)
==========================================================

On September 30, 1996, the Company announced that it would discontinue publishing YSB magazine, which incurred a $1.9 million operating loss during the fiscal year 1996. Costs incurred to operate and discontinue YSB during fiscal year 1997 are expected to be substantially less than YSB's fiscal year 1996 operating loss.

OPERATING REVENUES

Components of Publishing Group operating revenues during the last three fiscal years were as follows:

In thousands of dollars
-------------------------------------------------------
Year ended July 31,        1996      1995      1994
=======================================================
Advertising                  $3,351    $3,152    $3,006
Subscriber                    2,409     2,116     2,241
Other                            91        76        14
-------------------------------------------------------
Total                        $5,851    $5,344    $5,261
=======================================================

Operating revenues increased slightly during fiscal year 1996 as compared to fiscal year 1995 due to increases in the number of advertising pages sold by Emerge, increased circulation for YSB and increased newsstand sales for Emerge. Operating revenues increased slightly during fiscal year 1995 as compared to fiscal year 1994, reflecting increases in advertising and circulation for YSB and decreased advertising and circulation for Emerge. Fiscal year 1995 revenues for Emerge were adversely affected by the Company's fiscal year 1994 plan to dispose of its interest in Emerge, which was subsequently reversed.

OPERATING EXPENSES

Components of Publishing Group operating expenses during the last three fiscal years were as follows:

In thousands of dollars
----------------------------------------------------------------------
Year ended July 31,                       1996      1995      1994
======================================================================
Production                                  $5,220    $4,543    $4,704
Marketing                                    2,402     2,658     2,689
General and administrative                   1,037     1,492     1,575
Depreciation and amortization of
 intangibles                                   398       374       350
----------------------------------------------------------------------
Total                                       $9,057    $9,067    $9,318
======================================================================

Operating expenses remained flat during fiscal year 1996 as compared to fiscal year 1995. Increased production costs, which primarily resulted from increased circulation and increased magazine size, were partially offset by reduced promotional and administrative costs. Operating expenses decreased 3% during fiscal year 1995 as compared to fiscal year 1994, primarily due to reduced production costs. The reduction in production costs primarily resulted from certain operating efficiencies related to the consolidation of the Company's magazine publishing operations.

NONOPERATING EXPENSES AND INCOME TAXES

Interest expense increased 87% during fiscal year 1996 as compared to fiscal year 1995 due to interest related to a $75 million revolving senior credit facility the Company obtained in December 1995 in connection with the share repurchase described in the following discussion of Liquidity and Capital Resources. Also contributing to increased interest expense was a decrease in the amount of interest capitalized due to the cessation of interest capitalization related to the Company's headquarters and film production facilities, which were placed into service during the later part of fiscal year 1995. Interest expense increased significantly in fiscal year 1995 due to imputed interest related to two satellite transponders acquired under capital lease agreements during the first quarter of fiscal year 1995.

Other nonoperating expenses increased in fiscal years 1996 and 1995 as compared to fiscal years 1995 and 1994, respectively, primarily due to increased equity in losses of unconsolidated affiliates, including BET Film Productions and BET Pictures.

The Company's effective income tax rate was 41%, 43.3% and 44.4% during fiscal years 1996, 1995 and 1994, respectively. The decreased effective income tax rates were primarily due to the Company's fiscal year 1995 increased interest in Emerge Communications, Inc. (ECI), the publisher of Emerge, which resulted in the Company being able to deduct operating losses incurred by ECI for income tax reporting purposes.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal source of working capital is internally generated cash flow from operations. As reported in its consolidated statements of cash flows, the Company generated net cash from operations of $33.2 million, $29.1 million and $25.3 million during fiscal years 1996, 1995 and 1994, respectively. At July 31, 1996, the Company's cash and marketable securities aggregated $4.2 million, and the Company had an excess of current assets over current liabilities of $24.4 million. The Company expects that cash flow from operations, as supplemented by credit facilities, if necessary, will be sufficient to fund its operations, debt service and capital expenditures for the foreseeable future.

As part of its ongoing strategic plan, the Company has invested, and plans to continue to invest, significant amounts of capital in compatible media and other businesses reaching the Black consumer marketplace. The Company recently launched BET on Jazz, which will require significant operational funding. Since it is anticipated that BET on Jazz affiliates will receive free carriage for two years, management estimates that operational funding of BET on Jazz, inclusive of the present cost of European and African distribution, will approximate $2 million per quarter during fiscal year 1997. The Company is also committed to funding a prototype themed restaurant and is considering pursuing other investment opportunities which may require significant funding, including a new cable delivered pay television channel featuring programming with African-American themes and/or talent and wireless communications companies.

Management estimates that capital expenditures for fiscal year 1997 will approximate $15 million, a portion of which will be related to development of the prototype themed restaurant. During fiscal years 1996 and 1995, the Company's capital expenditures were $13.5 million and $17.2 million, respectively, a significant portion of which was incurred in connection with the launch of BET on Jazz in fiscal year 1996 and the construction and furnishing of the corporate office and film production facilities in fiscal year 1995.

CAPITAL STOCK

During December 1995, the Company entered into a noncompetition agreement and repurchased 1,518,300 shares of its outstanding Class A common stock and 1,518,300 shares of its outstanding Class B common stock beneficially owned by Time Warner, Inc. for $58.9 million. The Company's noncompetition agreement with Time Warner, Inc. restricts for three years Time Warner, Inc.'s ability to initiate or acquire a basic cable network targeted to African-American viewers. These transactions were financed from a combination of existing cash reserves and borrowings under a five-year $75 million unsecured senior revolving credit facility obtained concurrent with these transactions.

The Company's board of directors has authorized the repurchase of an unlimited number of shares of outstanding Class A common stock. In addition to the shares repurchased from Time Warner, Inc., during fiscal years 1995 and 1994, the Company repurchased 301,800 and 757,900 shares of outstanding Class A common stock, respectively, at an aggregate cost of $4.6 million and $11.8 million, respectively.

EFFECTS OF INFLATION AND CHANGING PRICES

Management believes that the effect of inflation has not been material to the Company during fiscal years 1996, 1995 and 1994. However, inflation in personnel, programming and certain other costs could significantly affect the Company's future operations.

                              BET HOLDINGS, INC.
                          CONSOLIDATED BALANCE SHEETS

In thousands of dollars
-----------------------------------------------------------------------
ASSETS                                    July 31, 1996   July 31, 1995
-----------------------------------------------------------------------
CURRENT ASSETS
  Cash and cash equivalents                   $   4,147       $  13,984
  Marketable securities                             100          14,648
  Accounts receivable, less allowance for
    doubtful accounts of $1,543   and
    $1,363 at July 31, 1996 and 1995,
    respectively                                 27,635          21,789
  Inventories                                     3,060             141
  Prepaid expenses and other assets               6,363           7,553
  Current portion of programming rights, net      2,972           1,156
  Deferred income tax benefit                     1,775           1,443
-----------------------------------------------------------------------
TOTAL CURRENT ASSETS                             46,052          60,714
-----------------------------------------------------------------------
PROPERTY AND EQUIPMENT
  Land                                            1,884             649
  Buildings and leasehold improvements           32,386          32,432
  Broadcasting and other equipment               27,844          21,964
  Satellite transponders                         32,782          37,993
  Construction in progress                        5,032             303
-----------------------------------------------------------------------
  Total                                          99,928          93,341
-----------------------------------------------------------------------
  Less:  accumulated depreciation               (23,146)        (16,669)
-----------------------------------------------------------------------
NET PROPERTY AND EQUIPMENT                       76,782          76,672
-----------------------------------------------------------------------
Notes receivable                                  7,235           2,072
Investments in and advances to                    3,147           2,870
 unconsolidated affiliates
Programming rights, less current portion          1,077             253
Goodwill and other intangibles, net              13,669          14,627
Other assets                                      2,769             602
-----------------------------------------------------------------------
TOTAL ASSETS                                  $ 150,731       $ 157,810
-----------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                               BET HOLDINGS, INC.
                          CONSOLIDATED BALANCE SHEETS

In thousands of dollars
-----------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY      July 31, 1996   July 31, 1995
-----------------------------------------------------------------------
CURRENT LIABILITIES
  Accounts payable and accrued expenses       $   6,857       $   7,446
  Current portion of programming rights
   payable                                        4,155           2,836
  Deferred revenue                                3,231           4,171
  Accrued compensation                            5,318           4,026
  Current maturities of long-term debt            2,067           1,888
-----------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                        21,628          20,367
-----------------------------------------------------------------------
Long-term debt, less current maturities          58,493          33,987
Programming rights payable, less
 current portion                                    308               -
Deferred income taxes                             2,504           5,819
Other liabilities                                 1,049             953
-----------------------------------------------------------------------
TOTAL LIABILITIES                                83,982          61,126
-----------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (NOTE 10)


SHAREHOLDERS' EQUITY
Preferred stock; $.01 par value,
 15,000,000 shares authorized, no
 shares issued or outstanding                         -               -

Common stock; $.02 par value:

  Class A; 50,000,000 shares authorized,
    12,805,605 and 12,718,705 shares
    issued, 10,115,805 and 11,547,405
    shares outstanding at
    July 31, 1996 and 1995, respectively            257             255

  Class B; 15,000,000 shares authorized,
    3,349,900 shares issued, 1,831,600 and
    3,349,000 shares outstanding at July
    31, 1996 and 1995, respectively                  67              67

  Class C; 15,000,000 shares authorized,
    4,820,000 shares issued and outstanding          96              96

Additional paid-in capital                       45,156          38,217
Retained earnings                                98,207          76,144
Cost of  2,689,800 Class A and
    1,518,300 Class B common shares held
    in treasury at July 31, 1996 and
    1,171,300 Class A common shares held        (77,034)        (18,095)
    in treasury at July 31, 1995.
-----------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                       66,749          96,684
-----------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    $ 150,731       $ 157,810
-----------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                              BET HOLDINGS, INC.
                       CONSOLIDATED STATEMENTS OF INCOME

In thousand of dollars, except per share amounts
-----------------------------------------------------------------------------
Year ended July 31,                             1996         1995        1994
-----------------------------------------------------------------------------
OPERATING REVENUES
Advertising                                 $ 67,562     $ 56,017    $ 48,616
Subscriber                                    61,797       56,045      47,509
Other                                          3,380        3,160       1,385
-----------------------------------------------------------------------------
TOTAL OPERATING REVENUES                     132,739      115,222      97,510
-----------------------------------------------------------------------------
OPERATING EXPENSES
Production and programming                    44,716       37,170      35,390
Marketing                                     22,492       19,449      18,750
General and administrative                    15,617       14,340      12,348
Depreciation and amortization of
 intangibles                                   8,102        6,746       4,612
-----------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                      90,927       77,705      71,100
-----------------------------------------------------------------------------
INCOME FROM OPERATIONS                        41,812       37,517      26,410
-----------------------------------------------------------------------------
NONOPERATING INCOME (EXPENSE)
Interest income                                1,504        1,325       1,279
Interest expense                              (4,162)      (2,227)       (596)
Other, net                                    (1,784)      (1,477)       (522)
-----------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                    37,370       35,138      26,571
-----------------------------------------------------------------------------
Provision for income taxes                   (15,307)     (15,226)    (11,795)
-----------------------------------------------------------------------------
NET INCOME                                  $ 22,063     $ 19,912    $ 14,776
-----------------------------------------------------------------------------

NET INCOME PER COMMON SHARE                 $   1.20     $   1.00    $    .72
-----------------------------------------------------------------------------

WEIGHTED AVERAGE SHARES OUTSTANDING           18,454       19,867      20,490
-----------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                               BET HOLDINGS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of dollars
==============================================================================================================
Year ended July 31,                                                         1996            1995        1994
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net income                                                               $22,063         $19,912     $14,776
Adjustments to reconcile net income to net cash
   provided by operating activities, net of effect of
   business combinations:
   Depreciation and amortization of intangibles                            8,102           6,746       4,612
   Amortization of programming rights                                      3,549           2,481       3,222
   Equity in losses of unconsolidated affiliates                           1,725           1,203         764
   Loss on disposition of property and equipment                              69             163           -
   Deferred income taxes                                                   1,428           1,249         817
   Income tax benefit from exercise of common stock
       options                                                               312               -          79
   Increase in accounts receivable                                        (5,829)         (2,454)     (4,149)
   Increase in inventory                                                  (2,232)            (49)        (92)
   Decrease (increase) in prepaid expenses and other
       assets                                                              2,505          (3,677)       (329)
   (Decrease) increase in deferred revenue                                  (940)          2,120         364
   Increase in other liabilities                                           2,452           1,373       5,193
--------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                 33,204          29,067      25,257
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Business combinations, net of cash acquired                                 (512)           (902)     (2,630)
Redemption (purchase) of marketable securities                            14,548           3,955      (8,731)
Capital expenditures                                                     (13,514)        (17,241)    (11,284)
Acquisition of programming rights                                         (6,189)         (2,079)     (4,347)
Additions to notes receivable                                             (5,163)              -           -
Investment in and advances to unconsolidated affiliates                   (2,073)           (923)     (3,855)
(Increase) decrease in other assets                                       (2,444)            437         (47)
--------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                    (15,347)        (16,753)     (30,894)
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings                                                                56,000               -           -
Principal payments of long-term debt                                     (26,104)           (728)       (815)
Proceeds from issuance of common stock                                     1,349               -         513
Repurchase of common stock                                               (58,939)         (4,606)    (11,781)
--------------------------------------------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                                    (27,694)         (5,334)    (12,083)
--------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                      (9,837)          6,980     (17,720)
Cash and cash equivalents, beginning of year                              13,984           7,004      24,724
--------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                    $4,147         $13,984      $7,004
==============================================================================================================

The accompanying notes are an integral part of these financial statements.

                              BET HOLDINGS, INC.
          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In thousands of dollars, except share information
=========================================================================================================================

                                                       Common Stock         Additional             Cost of
                                                       ------------          Paid-In    Retained   Treasury
Years ended July 31, 1996, 1995 and 1994         Class A  Class B  Class C   Capital    Earnings     Stock      Total
-------------------------------------------------------------------------------------------------------------------------
BALANCE AT JULY 31, 1993                         $   254   $   67   $   96   $  37,626  $  41,456  $ (1,708)  $   77,791
-------------------------------------------------------------------------------------------------------------------------
Purchase of 757,900 Class A common
 shares held in treasury                               -        -        -           -          -   (11,781)     (11,781)

Exercise of 36,305 Class A common stock
 options                                               1        -        -         512          -         -          513
Income tax benefit from exercise of
 common stock options                                  -        -        -          79          -                      -

Net income for the year                                -        -        -           -     14,776         -       14,776
-------------------------------------------------------------------------------------------------------------------------
BALANCE AT JULY 31, 1994                             255       67       96      38,217     56,232   (13,489)      81,378
-------------------------------------------------------------------------------------------------------------------------


Purchase of 301,800 Class A common
 shares held in treasury                               -        -        -           -          -    (4,606)      (4,606)

Net income for the year                                -        -        -           -     19,912         -       19,912
-------------------------------------------------------------------------------------------------------------------------
BALANCE AT JULY 31, 1995                             255       67       96      38,217     76,144   (18,095)      96,684
-------------------------------------------------------------------------------------------------------------------------

Purchase of 1,518,500 Class A common
 shares and 1,518,300 Class B common
 shares held in treasury                               -        -        -       5,280          -   (58,939)     (53,659)
Exercise of 86,900 Class A common stock
 options                                               2        -        -       1,347          -         -        1,349
Income tax benefit from exercise of
 common stock  options                                 -        -        -         312          -                    312
Net income for the year                                -        -        -           -     22,063         -       22,063
-------------------------------------------------------------------------------------------------------------------------
BALANCE AT JULY 31, 1996                         $   257   $   67   $   96   $  45,156  $  98,207  $(77,034)   $  66,749
-------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                              BET HOLDINGS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BET Holdings, Inc. (the Company) is an entertainment and media company operating in two business segments: cable television programming and magazine publishing. Cable television programming operations are conducted through the Company's Entertainment Group, which includes Black Entertainment Television
(BET), BET on Jazz: The Cable Jazz Channel (BET on Jazz) and Action Pay-Per-View (Action). Ancillary Entertainment Group businesses established to leverage and expand the BET brand name include BET Direct, which sells the Color Code (C) line of skin care products and musical recordings on compact discs and cassettes. Magazine publishing operations involve the publication of Emerge and Young Sisters and Brothers (YSB) magazines. The Company has equity ownership interests in certain affiliated companies which are accounted for under the equity method, including BET Film Productions and BET Pictures, which produce low-budget feature length motion pictures and a joint venture with the New York Daily News which publishes BET Weekend, a Sunday newspaper supplement.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

CASH EQUIVALENTS

     Cash equivalents consist of highly liquid investments with original maturities of 90 days or less.

MARKETABLE SECURITIES

     At July 31, 1996 and 1995 all marketable securities were classified as available for sale and the estimated fair value of each marketable security approximated its amortized cost. No unrealized holding gains or losses were recognized during the years ended July 31, 1996 and 1995.

INVENTORY

     Inventories are stated at cost, which does not exceed market. Inventory costs are determined on the first-in, first-out method. Substantially all inventories at July 31, 1996 were finished goods, substantially all of which were Color Code (C) products.

PROPERTY AND EQUIPMENT

     Property and equipment is recorded at cost and equipment under capital leases is recorded at the present value of future minimum lease payments at the inception of the lease. Maintenance and repair expenditures are charged to expense as incurred and expenditures for modifications and improvements which increase the expected useful lives of assets are capitalized. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The principal useful lives are: buildings and improvements, 40 years; broadcasting and other equipment, three to 15 years; and satellite transponders,
12 years.   Amortization of leasehold improvements is provided using the straight-line method over the lesser of the useful life of the improvements or the lease term.

PROGRAMMING RIGHTS

     Programming rights acquired under license agreements are recorded at cost and are amortized using the straight-line method over the period during which the programming is broadcast, which generally ranges from one to two years and approximates amortization that would be provided on a program-by-program basis. Unamortized programming rights expected to be amortized within one year and programming rights license fees payable within one year are classified as current assets and current liabilities, respectively. Accumulated amortization of programming rights was $3.2 million and $4.4 million at July 31, 1996 and 1995, respectively.

INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

     Investments in and advances to unconsolidated affiliates are recorded at cost and adjusted for the Company's equity in earnings and losses in accordance with the equity method of accounting.

GOODWILL AND OTHER INTANGIBLES

     Goodwill is amortized using the straight-line method over 15 years. The Company assesses the recoverability of goodwill on an ongoing basis by evaluating whether goodwill can be recovered through undiscounted cash flows over the remaining amortization period. Accumulated amortization of goodwill and other intangibles was $4.3 million and $3 million at July 31, 1996 and 1995, respectively.

REVENUE RECOGNITION

     Advertising revenues, net of agency commissions, are recognized in the period during which underlying advertisements are broadcast or published.

Broadcast subscriber revenues are recognized in the period during which programming is provided, pursuant to affiliation agreements. Magazine subscription revenues are recognized ratably over the annual subscription term in which the magazine is published.

     In addition to revenues earned from related parties (Note 9), during fiscal years 1996, 1995 and 1994, the Company earned advertising revenues aggregating $15.3 million, $12 million, and $11.1 million, respectively, from a single cable infomercial advertiser representing 12%, 10% and 11% of operating revenues, respectively.

STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation using the intrinsic value based method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". Subsequent to the year ending July 31, 1996, the Company will provide pro-forma disclosure of the effects of applying the fair value based method of accounting for stock-based compensation prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", to all applicable stock options granted.

INCOME TAXES

     Income taxes are determined based on income before taxes with deferred tax provisions for the effect of temporary differences in the recognition of revenues and expenses for income tax and financial reporting purposes provided for under the liability method.

EARNINGS PER COMMON SHARE

     The computation of earnings per common share for the year ended July 31, 1996 is based upon the weighted average number of outstanding common shares during the year plus common stock equivalents, consisting of common shares subject to stock options. Prior to the year ended July 31, 1996, common stock equivalents were not included in the computation of earnings per common share since their inclusion was deemed to be immaterial in accordance with APB Opinion No. 15, "Earnings per Share." The number of shares used in computing earnings per common share was as follows:

In thousands
---------------------------------------------------------------
Year ended July 31,                    1996      1995      1994
---------------------------------------------------------------
  Weighted average common
   shares outstanding                  17,834    19,867  20,490
  Common stock equivalents                620         -       -
---------------------------------------------------------------
  Weighted average common and common
   equivalent shares outstanding       18,454    19,867  20,490
---------------------------------------------------------------

USE OF ESTIMATES AND ASSUMPTIONS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from management's estimates and assumptions.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, and programming rights payable approximate fair value because of the short-term maturity of such financial instruments. The fair value of outstanding borrowings is estimated by discounting future cash flows under such borrowings using borrowing rates currently available to the Company.

NOTE 2:  MARKETABLE SECURITIES

     The amortized cost of marketable securities, which approximated their fair value, was as follows:

In thousands of dollars
------------------------------------------------------------
July 31,                                    1996        1995
------------------------------------------------------------

Marketable equity securities              $     -   $  7,750
Tax exempt municipal bonds:
  Due within one year                           -      1,150
  Due after one year through five years         -      5,648
  Due after five years through ten years      100        100
------------------------------------------------------------
Total                                     $   100   $ 14,648
------------------------------------------------------------

NOTE 3: PROPERTY AND EQUIPMENT

     Assets recorded under capital leases included in property and equipment consisted of:

In thousands of dollars
------------------------------------------------------------
July 31,                                     1996       1995
------------------------------------------------------------
Satellite transponders                    $10,001   $ 24,211
Less: accumulated depreciation             (1,748)    (1,800)
------------------------------------------------------------
Net                                       $ 8,253   $ 22,411
------------------------------------------------------------

     During December 1995, the Company purchased a satellite transponder it previously leased under a capital lease agreement. The difference between the purchase price of the satellite transponder and the outstanding capitalized lease obligation at the date of purchase was accounted for as a reduction to the cost of the satellite transponder.

Amortization of assets under capital leases charged to expense during the years ended July 31, 1996 and 1995 was $1.2 million and $1.8 million, respectively.

     Interest capitalized in connection with qualifying construction projects aggregated $ .4 million, $1.1 million and $.8 million during the years ended July 31, 1996, 1995 and 1994, respectively.

NOTE 4:  INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

     The Company has equity ownership interests ranging from 33% to 55% in several entities, the more significant of which are BET Film Productions and BET Pictures, which produce low-budget motion pictures, and United Image Entertainment, a film production company. The Company's interest in equity investees was not material to its financial position as of July 31, 1996 and 1995 or its results of operations for each of the three years in the period ended July 31, 1996.

NOTE 5:  LONG-TERM DEBT

     Long-term debt consisted of the following:

In thousand of dollars
---------------------------------------------------------------
July 31,                                     1996          1995
---------------------------------------------------------------
Revolving senior credit facility          $  40,000   $       -
10.55% senior secured notes due January
 15, 2001, interest payable
 semi-annually                               11,000      12,000
Capital lease obligations                     9,358      23,576
Other                                           202         299
---------------------------------------------------------------
Total                                        60,560      35,875
Less: current portion                        (2,067)     (1,888)
---------------------------------------------------------------
Non-current portion                       $  58,493   $  33,987
---------------------------------------------------------------

     During December 1995, the Company obtained a five-year $75 million unsecured revolving senior credit facility which expires December 31, 2000. Advances under the facility bear interest at either the London Interbank Offered rate plus a margin ranging from .375% to .75%, depending upon certain financial ratios, or the prime lending rate, at the Company's option. At July 31, 1996, interest rates for outstanding advances ranged from 5.9375% to 6.3125%. A commitment fee based on the amount of the unused facility is payable quarterly at rates ranging from .1875% to .3% per annum, based upon certain financial ratios.

     The senior secured notes are secured by one of the Company's satellite transponders. The loan agreements underlying the revolving senior credit facility and the senior secured notes include several restrictive financial covenants, one of which limits the amount of cash available for dividend distributions. At July 31, 1996, $95.3 million was available for dividend distribution.

     Capital lease obligations are stated at the present value of future minimum lease payments (Note 10) based on the Company's incremental borrowing rate at the inception of each lease.

     Long-term debt at July 31, 1996 matures $2.1 million in fiscal year 1997, $2.6 million in fiscal year 1998, $3.1 million in fiscal year 1999, $3.3 million in fiscal year 2000, $43.3 million in fiscal year 2001, and $6.2 million thereafter.

     The carrying amount of advances under the revolving senior credit facility approximate fair value at July 31, 1996 because interest rates are periodically reset. The Company estimates the fair value of its senior secured notes to be $12.1 million at July 31, 1996.

     Cash paid for interest, including interest capitalized, totaled $4.2 million, $3.8 million and $1.3 million during fiscal years 1996, 1995 and 1994 respectively.

NOTE 6:  CAPITAL STOCK

     The characteristics of the Company's Class A, Class B, and Class C common stock are substantially identical except for voting and conversion rights.
Class A shareholders are entitled to one vote per share, while Class B and Class C shareholders are entitled to ten votes per share. All classes vote together as a single class except in the election of directors and as otherwise required by law. Class A shareholders are entitled to elect 25% of the directors, and Class B and Class C shareholders, voting together as a class, are entitled to elect 75% of the directors. Each share of Class B common stock is convertible at any time and from time to time into one share of Class A common stock, and each share of Class C common stock similarly is convertible into one share of Class B common stock or Class A common stock.

     During December 1995, the Company repurchased 1,518,300 shares of its outstanding Class A common stock and 1,518,300 shares of its outstanding Class B common stock beneficially owned by Time Warner, Inc. for $58.9 million. In connection with this transaction, the Company and Time Warner, Inc. entered into an agreement restricting for three years Time Warner, Inc.'s ability to initiate or acquire a basic cable television network targeted at African-American viewers resulting in a $5.3 million benefit for income tax reporting purposes, which has been credited to additional paid-in capital for financial reporting purposes.
In addition to the shares repurchased from Time Warner, Inc., the Company repurchased 301,800 and 757,900 shares of its Class A common stock at an aggregate cost of $4.6 million and $11.8 million during the years ended July 31, 1995 and 1994, respectively.

     Under the 1991 Executive Stock Option Plan (the Option Plan), three million shares of the Company's Class A common stock are reserved for grant to key employees as options to purchase shares of Class A common stock (Options) or stock appreciation rights (SARs). SARs permit optionees to surrender exercisable Options for an amount equal to the excess of the fair value of the Company's common stock over the Option exercise price when the right is exercised. Options granted may be either incentive stock options, as defined by the Internal Revenue Code, or non-qualified stock options. Options and SARs may vest and become exercisable over varying periods, which generally range from immediately upon grant to five years. Outstanding Options and SARs remain exercisable no longer than ten years subsequent to the grant date.

     No SARs were issued or outstanding during fiscal years 1996, 1995 or 1994. A summary of Option activity during fiscal years 1996, 1995 and 1994 is as follows:

-------------------------------------------------------------------------------
                                  Shares    Per Share Option Price   Aggregate
-------------------------------------------------------------------------------
Outstanding at July 31, 1993      722,500     $13.125 to $17.000    $10,044,375
Exercised                         (36,305)    $13.125 to $16.125       (512,503)
Granted                           245,000                $12.800      3,136,000
-------------------------------------------------------------------------------
Outstanding at July 31, 1994      931,195     $12.800 to $17.000     12,667,872
Granted                         1,032,500                $ 17.75     18,326,875
-------------------------------------------------------------------------------
Outstanding at July 31, 1995    1,963,695     $12.800 to $ 17.75     30,994,747
Exercised                         (86,900)    $12.800 to $ 17.75     (1,347,404)
Canceled                          (21,700)               $ 17.75       (385,175)
-------------------------------------------------------------------------------
Outstanding at July 31, 1996    1,855,095     $12.800 to $17.750    $29,262,168
-------------------------------------------------------------------------------

     Outstanding options totaling 1,007,995 and 864,000 were exercisable at July 31, 1996 and 1995, respectively. Class A common shares reserved for future grant totaled 1,021,700 and 1,032,500 at July 31, 1996 and 1994, respectively. No shares were reserved for future grant at July 31, 1995.

NOTE  7:  INCOME TAXES

     The provision for income taxes consisted of the following:

In thousands of dollars
-----------------------------------------------------------------------
Year ended July 31,                          1996       1995       1994
-----------------------------------------------------------------------
CURRENT PROVISION

Federal                                   $  11,339  $  11,273  $ 8,917
State                                         2,540      2,704    2,061
-----------------------------------------------------------------------
Total current provision                      13,879     13,977   10,978
-----------------------------------------------------------------------
DEFERRED PROVISION

Federal                                       1,258      1,038      778
State                                           170        211       39
-----------------------------------------------------------------------
Total deferred provision                      1,428      1,249      817
-----------------------------------------------------------------------
Total provision                           $  15,307  $  15,226  $11,795
-----------------------------------------------------------------------

     The consolidated effective income tax rates differed from the Federal statutory income tax rate as a result of the following:

-----------------------------------------------------------------------
Year ended July 31,                            1996       1995     1994
-----------------------------------------------------------------------
Federal statutory income tax rate              35.0%      35.0%    35.0%
State income taxes net of federal tax           4.7        5.4      5.1
 benefit
Operating loss of Emerge not includible
 for income tax purposes                          -         .5      2.4
Amortization of goodwill not deductible
 for income tax purposes                        1.1        1.1      1.3
Other, net                                       .2        1.3       .6
-----------------------------------------------------------------------
Effective income tax rate                      41.0%      43.3%    44.4%
-----------------------------------------------------------------------

     Deferred income tax assets and liabilities were as follows:


In thousands of dollars
--------------------------------------------------------------------------
July 31,                                        1996       1995       1994
--------------------------------------------------------------------------

Deferred tax liabilities:
 Depreciation and amortization             $ (2,372)  $ (5,949)  $ (3,831)
 Other                                         (578)      (330)      (581)
--------------------------------------------------------------------------
Gross deferred tax liabilities               (2,950)    (6,279)    (4,412)
--------------------------------------------------------------------------
Deferred tax assets:
 Accrued compensation                           212        600        445
 Sales allowances                               613        536        331
 Accrued liabilities                            276        276          -
 Net operating loss carryforwards             3,893      3,893          -
 Other                                        1,120        491        509
--------------------------------------------------------------------------
Gross deferred tax assets                     6,114      5,796      1,285
--------------------------------------------------------------------------
Deferred tax assets valuation allowance      (3,893)    (3,893)         -
--------------------------------------------------------------------------
Net deferred tax liabilities               $   (729)  $ (4,376)  $ (3,127)
--------------------------------------------------------------------------

     The deferred tax assets valuation allowance at July 31, 1996 and 1995 relates to the uncertainty of realizing $9.9 million of net operating loss carryforwards for income tax reporting purposes acquired by the Company in connection with business combinations, which expire at various dates through 2009.

     Cash paid for income taxes totaled $12.8 million, $16.8 million and $8.6 million during fiscal years 1996, 1995 and 1994, respectively.

NOTE 8:  EMPLOYEE BENEFITS

     The Company sponsors a defined contribution employee savings plan under which substantially all employees with at least six months of service are eligible to participate. The Company matches one-half of voluntary participant contributions to the savings plan, which range from 2% to 10% of eligible participants' annual compensation. The Company also sponsors a discretionary profit sharing bonus plan under which substantially all employees are eligible to participate. Participants in the bonus plan are awarded annual bonuses, at the discretion of the Company's management. Aggregate accrued contributions to the savings and bonus plans totaled $1.4 million, $1.6 million and $.7 million during fiscal years 1996, 1995 and 1994, respectively.
     Under the Company's executive incentive plan, its executive officers are eligible to be awarded annual bonuses of up to 60% of their base salary upon the achievement of certain individual and corporate performance goals. The Company accrued $1.3 million, $.7 million and $.5 million related to the award of the bonuses during fiscal years 1996, 1995 and 1994.

NOTE  9:  RELATED PARTY TRANSACTIONS

     A stockholder and a former stockholder, including their subsidiaries and affiliates, subscribe to BET Cable Network. Additionally, said former stockholder and its subsidiaries and affiliates purchase advertising time from the Company. Subscriber and advertising fees charged by the Company to stockholders and their affiliates are substantially equivalent to fees charged to unrelated parties. A summary of related party transactions follows:

In thousands of dollars
-------------------------------------------------------------------
Year ended July 31,                         1996      1995     1994
-------------------------------------------------------------------
Subscriber and advertising revenues
   earned from stockholders and
   their affiliates                       $17,077  $21,042  $16,530
Accounts receivable from stockholders
   and their affiliates                   $ 2,094  $ 4,965  $ 3,290

--------------------------------------------------------------------

     During December 1995, the Company entered into a loan agreement with R&S PCS, Inc., an entity wholly owned by the Company's Chairman and Chief Executive Officer, Robert L. Johnson, whereby the Company agreed to loan R&S PCS, Inc. up to $10 million on a revolving basis. Loan advances bear interest at the prime lending rate plus 2% and are secured by 40,000 shares of the Company's common stock owned by Mr. Johnson. At July 31, 1996, advances aggregating $3.3 million were outstanding. Substantially all loan advances were used by R&S, PCS, Inc. to establish eligibility to participate in the Broadband PCS C Block Auction, in which R&S PCS, Inc. was a successful bidder. The Company is currently engaged in negotiations to acquire an equity interest in R&S PCS, Inc.

     During May 1996, the Company purchased certain promissory notes in the aggregate principal amount of $2.2 million from Mr. Johnson. The notes bear interest at the prime lending rate plus 2% and mature at varying dates through October 31, 2001. Repayment of the notes has been guaranteed by Mr. Johnson.

NOTE 10:  COMMITMENTS AND CONTINGENCIES

     The Company is a lessee under noncancelable operating leases for office space, land and a satellite transponder which expire at various dates through the year 2013. Total rent expense for fiscal years 1996, 1995 and 1994 was $2.1 million, $1.8 million and $4.1 million, respectively.

     Minimum future lease payments under operating leases at July 31, 1996 were as follows:

In thousands of dollars
-------------------------------------------------
Year ending July 31,
-------------------------------------------------
1997                                      $ 1,516
1998                                        1,349
1999                                        1,319
2000                                        1,200
2001                                        1,061
Thereafter                                  1,459
-------------------------------------------------
Total                                     $ 7,904
-------------------------------------------------

     Minimum future payments under capital leases (Note 5) at July 31, 1996 were as follows:

In thousands of dollars
-------------------------------------------------
Year ending July 31,
-------------------------------------------------
1997                                      $ 1,293
1998                                        1,320
1999                                        1,320
2000                                        1,422
2001                                        1,440
Thereafter                                  7,801
-------------------------------------------------
Total                                      14,596
Less: Amount representing interest         (5,238)
-------------------------------------------------
Present value of minimum lease payments   $ 9,358
-------------------------------------------------

     The Company is engaged in various legal proceedings incidental to its normal business activities. In the opinion of the Company's management, the outcome of such proceedings will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 11:  SEGMENT INFORMATION

     The Company principally operates in two business segments (Note 1). Financial data for the Company's business segments is as follows:

In thousands of dollars
-------------------------------------------------------------------------
Year ended July 31,                           1996       1995       1994
-------------------------------------------------------------------------

REVENUES
Entertainment Group
  Advertising                             $ 64,211   $ 52,865   $ 45,610
  Subscriber
    Basic Cable                             50,613     45,459     38,331
    Pay-Per-View                             8,775      8,470      6,937
  Other                                      3,289      3,084      1,371
-------------------------------------------------------------------------
Total Entertainment Group                  126,888    109,878     92,249
-------------------------------------------------------------------------
Publishing Group
  Advertising                                3,351      3,152      3,006
  Subscriber                                 2,409      2,116      2,241
  Other                                         91         76         14
------------------------------------------------------------------------
Total Publishing Group                       5,851      5,344      5,261
-------------------------------------------------------------------------
Total                                     $132,739   $115,222   $ 97,510
-------------------------------------------------------------------------

INCOME (LOSS) FROM OPERATIONS
Entertainment Group                       $ 45,018   $ 41,240   $ 30,467
Publishing Group                            (3,206)    (3,723)    (4,057)
-------------------------------------------------------------------------
Total                                     $ 41,812   $ 37,517   $ 26,410
-------------------------------------------------------------------------

DEPRECIATION AND AMORTIZATION

Entertainment Group
  Amortization of programming rights      $  3,549   $  2,481   $  3,222
  Depreciation and amortization of
   intangibles                               7,704      6,372      4,262
Publishing Group
  Depreciation and amortization of             398        374        350
   intangibles
-------------------------------------------------------------------------
Total                                     $ 11,651   $  9,227   $  7,834
-------------------------------------------------------------------------

CAPITAL EXPENDITURES

Entertainment Group                       $ 13,487   $ 17,150   $ 11,209
Publishing Group                                27         91         75
-------------------------------------------------------------------------
Total                                     $ 13,514   $ 17,241   $ 11,284
-------------------------------------------------------------------------

IDENTIFIABLE ASSETS

Entertainment Group                       $115,162   $122,892   $ 82,377
Publishing Group                             3,522      2,481      2,659
Corporate                                   32,047     32,437     28,832
-------------------------------------------------------------------------
Total                                     $150,731   $157,810   $113,868
-------------------------------------------------------------------------

                              BET HOLDINGS, INC.
                       REPORT OF INDEPENDENT ACCOUNTANTS


TO THE  BOARD OF DIRECTORS AND
SHAREHOLDERS OF BET HOLDINGS, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of BET Holdings, Inc. and its subsidiaries at July 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP


Washington, D.C.
September 20, 1996

                              BET HOLDINGS, INC.
                   UNAUDITED QUARTERLY FINANCIAL INFORMATION


     The following is a summary of unaudited quarterly results of operations for the years ended July 31, 1996 and 1995. Net income per common share reported each quarter is based on the weighted average common and common equivalent shares outstanding during each quarter. The sum of quarterly net income per common share may not equal net income per common share reported for each fiscal year due to change in common and common equivalent shares outstanding.

In thousands of dollars, except per share amounts
------------------------------------------------------------------------------------------------------------------
Three Month Periods in Fiscal Year 1996 ended           October 31       January 31       April 30       July 31
------------------------------------------------------------------------------------------------------------------
Operating Revenues
Advertising                                                $16,668          $16,942        $16,003       $17,949
Subscriber                                                  14,547           15,380         15,752        16,118
Other                                                        1,535              606            527           712
------------------------------------------------------------------------------------------------------------------
Total Operating Revenues                                    32,750           32,928         32,282        34,779
------------------------------------------------------------------------------------------------------------------
Operating Expenses
Production and programming                                  10,248           11,190         11,344        11,934
Marketing                                                    5,216            5,539          5,552         6,185
General and administrative                                   4,266            3,350          3,805         4,196
Depreciation and amortization of intangibles                 1,963            1,833          1,891         2,415
------------------------------------------------------------------------------------------------------------------
Total Operating Expenses                                    21,693           21,912         22,592        24,730
------------------------------------------------------------------------------------------------------------------
Income From Operations                                      11,057           11,016          9,690        10,049
------------------------------------------------------------------------------------------------------------------
Net Income                                                 $ 5,750          $ 5,779        $ 5,234       $ 5,300
------------------------------------------------------------------------------------------------------------------
Net Income Per Common Share                                $   .29          $   .32        $   .30       $   .30
------------------------------------------------------------------------------------------------------------------

In thousands of dollars, except per share amounts
------------------------------------------------------------------------------------------------------------------
Three Month Periods in Fiscal Year 1995 ended           October 31       January 31       April 30       July 31
------------------------------------------------------------------------------------------------------------------
Operating Revenues
Advertising                                                $14,033          $14,179        $13,282       $14,523
Subscriber                                                  12,932           13,396         14,899        14,818
Other                                                          357              646          1,518           639
------------------------------------------------------------------------------------------------------------------
Total Operating Revenues                                    27,322           28,221         29,699        29,980
------------------------------------------------------------------------------------------------------------------
Operating Expenses
Production and programming                                   8,307            8,818         10,053         9,992
Marketing                                                    4,988            4,502          4,733         5,226
General and administrative                                   3,773            3,450          3,393         3,724
Depreciation and amortization of intangibles                 1,553            1,750          1,996         1,447
------------------------------------------------------------------------------------------------------------------
Total Operating Expenses                                    18,621           18,520         20,175        20,389
------------------------------------------------------------------------------------------------------------------
Income From Operations                                       8,701            9,701          9,524         9,591
------------------------------------------------------------------------------------------------------------------
Net Income                                                 $ 4,617          $ 5,459        $ 4,932       $ 4,904
------------------------------------------------------------------------------------------------------------------
Net Income Per Common Share                                $   .23          $   .27        $   .25       $   .25
------------------------------------------------------------------------------------------------------------------

PRICE RANGE OF COMMON STOCK

BET Holdings, Inc. Class A Common Stock has traded since October 30, 1991 on the New York Stock Exchange ("NYSE") under the symbol BTV. The approximate number of holders of record of Class A Common stock as of October 28, 1996 was 614.

The following table sets for the high and low per-share sales price for the past eight quarters ended July 31, 1996.

--------------------------------------------------------------------------------
Quarter Ended                       1996                     1995
--------------------------------------------------------------------------------
October 31                    $22.000-$17.625          $18.000-$15.000
January 31                    $25.125-$20.000          $16.250-$18.375
April 30                      $32.125-$24.750          $18.000-$14.750
July 31                       $30.000-$24.500          $18.875-$16.500
--------------------------------------------------------------------------------

To date, the Company has not declared, paid, or anticipated paying any dividends on its Common Stock