Form 10-K, Exhibit 13
period 1997-07-31
BET HOLDINGS INC
filed 1997-10-30
CIK 879306

                                                                      EXHIBIT 13

                              BET HOLDINGS, INC.
                     SELECTED CONSOLIDATED FINANCIAL DATA


   The following table sets forth, for the periods and as of the dates indicated, selected consolidated financial data for the Company. The selected consolidated financial data for the five years in the period ended July 31, 1997 have been derived from the Company's audited financial statements. This information should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing elsewhere in this annual report.

In thousands,except per share amounts
---------------------------------------------------------------------------------------------
Year Ended July 31,                         1997        1996       1995      1994      1993
=============================================================================================
INCOME STATEMENT DATA
Operating Revenues
   Advertising                           $  80,572   $  67,562   $ 56,017  $ 48,616  $ 40,585
   Subscriber                               69,300      61,797     56,045    47,509    33,272
   Other                                     4,355       2,916      3,160     1,385       361
---------------------------------------------------------------------------------------------
Total operating revenues                   154,227     132,275    115,222    97,510    74,218

Operating expenses                         100,452      89,438     77,705    71,100    50,609
---------------------------------------------------------------------------------------------
Income from operations                      53,775      42,837     37,517    26,410    23,609
---------------------------------------------------------------------------------------------
Income from continuing operations           28,022      22,678     19,912    14,776    12,640

Discontinued operations                     (4,235)       (615)         -         -         -
---------------------------------------------------------------------------------------------
Net income                               $  23,787   $  22,063   $ 19,912  $ 14,776  $ 12,640
=============================================================================================
PER COMMON SHARE*
Income from continuing operations        $    1.60   $    1.23   $   1.00  $    .72  $    .61
Discontinued operations                       (.24)       (.03)         -         -         -
---------------------------------------------------------------------------------------------
Net income                                    1.36        1.20       1.00      0.72      0.61
---------------------------------------------------------------------------------------------
EBITDA**                                      3.56        2.76       2.23      1.51      1.30
---------------------------------------------------------------------------------------------
Cash dividends declared                          -           -          -         -         -
---------------------------------------------------------------------------------------------
Weighted average shares outstanding         17,515      18,454     19,867    20,490    20,844
=============================================================================================
OTHER DATA
EBITDA**                                 $  62,435   $  50,939   $ 44,263  $ 31,022  $ 27,111
---------------------------------------------------------------------------------------------
Capital expenditures                        14,562      13,514     17,241    11,284     3,519
=============================================================================================
BALANCE SHEET DATA
Total assets                             $ 173,511   $ 150,731   $157,810  $113,868  $104,842
---------------------------------------------------------------------------------------------
Long-term debt***                           62,993      60,560     35,875    12,392    13,207
---------------------------------------------------------------------------------------------
Shareholders' equity                        88,418      66,749     96,684    81,378    77,791
=============================================================================================

* Net income for fiscal year 1993 includes a $1.8 million non-cash charge related to a litigation settlement effected by the transfer of a shareholders' assets. Net income per common share for fiscal year 1993 approximated $0.66 exclusive of the after tax effect of this non-cash charge.

** EBITDA represents income from continuing operations before income taxes, nonoperating income and expenses, and depreciation and amortization of intangibles. EBITDA is presented as a measure of the Company's ability to fund its operations. However, EBITDA should not be considered in isolation from, or as a substitute for, net income or cash flows from operating activities determined in accordance with generally accepted accounting principles or as a measure of the Company's profitability or liquidity.

***  Includes current maturities of long-term debt.

                                    EX13-1

                              BET HOLDINGS, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION



                             RESULTS OF OPERATIONS

     BET Holdings, Inc. (the "Company") operates predominantly in the cable television programming industry. Its cable television programming operations are conducted through Black Entertainment Television ("BET"), BET on Jazz: The Cable Jazz Channel ("BET on Jazz") and Action Pay-Per-View ("Action"). Both BET and BET on Jazz are basic cable networks with revenues derived primarily from sales of advertising time and monthly subscribership fees. Action provides programming on a pay-per-view basis. Ancillary businesses established to leverage and expand the BET brand name include publication of Emerge and BET Weekend magazines and operation of the BET Soundstage restaurant, which opened in January 21, 1997. Additionally, the Company has equity ownership interests in certain affiliated companies, which are accounted for under the equity method, including BET Movies/Starz!3, a Black-oriented pay movie channel devoted to showcasing Black film artists, which was jointly launched with Encore Media Corporation in February 1997. Prior to September 30, 1996, the Company published Young Sisters and Brothers (YSB) magazine.

     The Company has adopted a plan for disposal of its Color Code skin care product business segment in connection with a strategic initiative to focus the Company's executive management and capital resources on its core businesses: cable television programming and leveraging the BET "brand name", primarily in the areas of leisure time activities. Accordingly, results of operations for the year ended July 31, 1997 reflect a $1.7 million provision, net of a tax benefit of $1.2 million, for losses expected to be incurred upon disposal.

CONSOLIDATED RESULTS OF OPERATIONS

     The Company's consolidated results of operations  were as follows:


In thousands of dollars
--------------------------------------------------------------------
Year ended July 31,                     1997      1996        1995
====================================================================
Operating Revenues                   $154,227   $132,275   $115,222
--------------------------------------------------------------------
Income From Operations                 53,775     42,837     37,517
--------------------------------------------------------------------
Income Before Income Taxes             46,593     38,395     35,138
--------------------------------------------------------------------
Income From Continuing Operations      28,022     22,678     19,912
--------------------------------------------------------------------
Discontinued Operations                (4,235)      (615)         -
--------------------------------------------------------------------
Net Income                           $ 23,787   $ 22,063   $ 19,912
====================================================================

                                    EX13-2

OPERATING RESULTS BY BUSINESS UNIT

     Summarized results of continuing operations by each of the Company's significant business units were as follows (unaudited):

In thousands of dollars
----------------------------------------------------------------------------
Year ended July 31,                      1997       1996       1995
=============================================================================
OPERATING REVENUES
BET                                       $136,162   $117,243   $101,408
Action Pay-Per-View                          9,327      8,775      8,470
BET on Jazz                                  1,125        405          -
Magazine Publishing                          4,234      5,852      5,344
BET Soundstage Theme Restaurant              3,379          -          -
------------------------------------------------------------------------
TOTAL                                     $154,227   $132,275   $115,222
========================================================================
INCOME (LOSS) FROM OPERATIONS
BET                                       $ 64,438   $ 49,961   $ 42,538
Action Pay-Per-View                           (487)      (730)    (1,298)
BET on Jazz                                 (6,242)    (3,155)         -
Magazine Publishing                         (2,930)    (3,205)    (3,723)
BET Soundstage Theme Restaurant             (1,004)       (34)         -
------------------------------------------------------------------------
TOTAL                                     $ 53,775   $ 42,837   $ 37,517
========================================================================

     Income (loss) from operations presented in the preceding table does not reflect the allocation of certain overhead and administrative costs incurred by BET which relate to all of the Company's business units.

OPERATING REVENUE

     Components of consolidated operating revenue from continuing operations were as follows (unaudited):

In thousands of dollars
------------------------------------------------------------------------
Year ended July 31,                       1997      1996      1995
========================================================================
BET
Advertising                               $ 77,620  $ 64,075  $ 52,865
Subscriber                                  57,684    50,344    45,459
Other                                          858     2,824     3,084
----------------------------------------------------------------------
TOTAL BET                                  136,162   117,243   101,408
----------------------------------------------------------------------
OTHER BUSINESS UNITS
Advertising                                  2,952     3,487     3,152
Subscriber                                  11,616    11,453    10,586
Other                                        3,497        92        76
----------------------------------------------------------------------
TOTAL OTHER BUSINESS UNITS                  18,065    15,032    13,814
----------------------------------------------------------------------
TOTAL CONSOLIDATED OPERATING REVENUE      $154,227  $132,275  $115,222
======================================================================

                                    EX13-3

BET

     Advertising Revenue

Components of BET's advertising revenue were as follows (unaudited):


In thousands of dollars
----------------------------------------------------------------------
Year ended July 31,                       1997      1996      1995
======================================================================
National Spot                             $ 51,658  $ 42,709  $ 33,647

Infomercial                                 21,240    17,482    14,068

Direct Response                              4,722     3,884     5,150
----------------------------------------------------------------------
TOTAL                                     $ 77,620  $ 64,075  $ 52,865
======================================================================

     BET's national spot advertising revenue increased 21%, to $51.7 million, and 27%, to $42.7 million, during fiscal years 1997 and 1996, respectively, as compared to the prior year comparable periods. Increased revenues primarily resulted from an increase in volume of advertising broadcast time sold, rate increases and increased effective rates on the spot market.

     BET's infomercial advertising revenues increased 21%, to $21.2 million, and 24%, to $17.5 million, during fiscal years 1997 and 1996, respectively, as compared to the prior year comparable periods. Increased fiscal year 1997 revenues primarily resulted from a scheduled 22% contractual increase in the rate charged to BET's largest purchaser of infomercial time. Increased fiscal year 1996 revenues resulted from a scheduled 10% contractual increase in the rate charged to BET's largest purchaser of infomercial time and an increase in the volume of infomercial advertising time.

     BET's direct response advertising revenues increased 22%, to $4.7 million, and decreased 25% to $3.9 million, during fiscal years 1997 and 1996, respectively, as compared to the prior year comparable periods. Increased fiscal year 1997 revenues primarily resulted from effective rate increases and inventory management efficiencies. Decreased fiscal year 1996 revenues primarily resulted from a reduction in broadcast time made available for direct response advertising in favor of more profitable national spot advertising.

     Subscriber Revenue

     BET's subscriber revenues increased 15%, to $57.7 million, and 11%, to $50.3 million, during fiscal years 1997 and 1996, respectively, as compared to prior year comparable periods. Subscriber revenue gains resulted from scheduled annual rate card increases and continuing increases in BET's subscriber base. BET's basic monthly subscriber fee was $.11 during calendar years 1995 and 1996 and is $.12 for calendar year 1997, resulting in weighted average monthly subscriber fees of $.116, $.11 and $.106 during fiscal years 1997, 1996 and 1995, respectively. BET's subscriber base, as reported by affiliated cable system operators, increased 14% to 47 million, at July 31, 1997 and increased 11%, to 41.4 million, at July 31, 1996 as compared to July 31, 1996 and July 31, 1995, respectively. Included in BET's subscriber base at July 31, 1997 were 3.9 million subscribers of satellite-delivered programming services that are not required to remit affiliation fees until dates ranging from September 1998 to April 2000, pursuant to deferred billing arrangements.

     BET's rate card structure provides for a monthly per-subscriber rate of $.13 in 1998, and rate increases of $.005 per year through 2003, at which time the monthly per-subscriber rate will be $.155. BET's affiliation agreements are subject to cancellation by either BET or cable system operators under certain circumstances. Additionally, substantially all of BET's affiliation agreements include a "most favored nations" provision under which BET is obligated to extend the terms and provisions of its most favorable contractual rate structure to covered affiliates. Accordingly, in the event BET enters into a new or renewed affiliation agreement with terms more favorable than those contemplated under the current rate structure, it will be obligated to extend the more favorable terms to substantially all other affiliates.

                                    EX13-4

     The Company is regulated under the Communications Act of 1934 (the "Communications Act"), as amended by the Telecommunications Act of 1996. The Telecommunications Act of 1996 (the "1996 Act" or sometimes the "Act") was responsible for the most significant changes in communications law and regulation since enactment of the Communications Act. Almost every segment of the communications industry was affected, with sweeping changes in the way in which broadcasters, cable operators, video programmers, equipment manufacturers, and electronic publishers are regulated. The 1996 Act substantially amends the provisions of the Communications Act concerning cable television systems and other multichannel video programming services. For example, the Act terminated rate regulation for cable programming service ("CPS") or "expanded basic" tiers for many small cable operators, and will sunset such regulation for all cable systems in 1999. Rate regulation will also end for particular cable operators if a local exchange carrier offers video programming in such cable operators' franchise areas by any means other than direct broadcast satellite ("DBS"). The 1996 Act also contains various provisions to stimulate the development of new video programming services or other services offered over multichannel video programming systems, such as interactive services. These changes in federal regulation should have a beneficial impact, to some degree, on the future growth of BET, BET on Jazz and Action, although the extent of such impact cannot yet be determined.

     Other Revenue

     BET's other operating revenue for the years ended July 31, 1997 and July 31, 1996 decreased substantially as compared to the prior years, primarily due to the discontinuance of revenues related to the lease of excess transponder capacity prior to the January 1996 launch of BET on Jazz.

OTHER BUSINESS UNITS

     Advertising Revenue

     Advertising revenue earned by the Company's other business units for the years ended July 31, 1997 and July 31, 1996 decreased 15%, to $3 million, and increased 11%, to $3.5 million, respectively, as compared to the prior year comparable periods. Decreased fiscal year 1997 advertising revenues reflect a decline in revenues resulting from the discontinuance of YSB magazine in September 1996, offset by increased advertising revenue earned by Emerge magazine and advertising revenue earned by BET on Jazz and BET Weekend magazine. Increased fiscal year 1996 advertising revenue primarily resulted from increased advertising revenues earned by Emerge magazine.

     Subscriber Revenue

     Subscriber revenue earned by the Company's other business units for the years ended July 31, 1997 and July 31, 1996 increased 1%, to $11.6 million, and 8%, to $11.4 million, respectively, as compared to the prior year comparable periods. Increased fiscal year 1997 revenue primarily reflects increased subscriber revenue attributable to Action, partially offset by a reduction in subscriber revenue related to the discontinuance of YSB magazine. Also included in fiscal year 1997 subscriber revenue is a one-time payment of approximately $520,000 related to the early termination of an international affiliation agreement for BET on Jazz. Increased fiscal year 1996 subscriber revenue primarily resulted from increased subscriber revenue attributable to Action, increased newsstand sales of Emerge magazine and circulation gains by YSB magazine.

     At July 31, 1997 and July 31, 1996, Action was available to approximately 9 million and 8.2 million subscribers, respectively, representing increases of 10% and 12%, respectively, as compared to prior year comparable periods. Subscriber revenues resulted from an average monthly buy rate of approximately 4.5%, 5.2% and 5.1% during fiscal years 1997, 1996 and 1995, respectively.

     At July 31, 1997, BET on Jazz was available to approximately 1.9 domestic and international subscribers. BET on Jazz has not earned a significant level of advertising or subscriber revenue since its January 1996 launch, reflecting the economics of launching a new programming service in a highly competitive environment. BET on Jazz's current domestic rate card provides for a free carriage period generally through December 1998.

                                    EX13-5

Accordingly, BET on Jazz is not expected to earn significant subscriber revenue until calendar year 1999. As an inducement to attract significant additional subscribership, BET on Jazz has adopted a launch support initiative that may result in its funding of a significant level of launch support costs incurred by affiliated cable system operators.

          Other Revenue

          Other revenue increased substantially for the year ended July 31, 1997 as compared to the prior year, primarily due to $3.4 million of sales reported by BET Soundstage Restaurant, which opened in January 1997.

OPERATING EXPENSES

          Components of consolidated operating expenses from continuing operations were as follows (unaudited):


In thousands of dollars
--------------------------------------------------------------------
Year ended July 31,                    1997      1996      1995
====================================================================
BET
Production and Programming              $ 31,652  $ 32,361  $ 28,001

Marketing                                 18,598    16,583    14,431

General and Administrative                16,255    13,408    12,056

Depreciation and Amortization              5,219     4,930     4,382
--------------------------------------------------------------------
TOTAL BET                                 71,724    67,282    58,870
--------------------------------------------------------------------
OTHER BUSINESS UNITS

Production and Programming                18,063    12,129     9,169

Marketing                                  4,777     4,894     5,018

General and Administrative                 2,447     1,961     2,284

Depreciation and Amortization              3,441     3,172     2,364
--------------------------------------------------------------------
TOTAL OTHER BUSINESS UNITS                28,728    22,156    18,835
--------------------------------------------------------------------
TOTAL CONSOLIDATED OPERATING EXPENSE    $100,452  $ 89,438  $ 77,705
====================================================================

BET

          Production and Programming

          BET's production and programming expenses for the year ended July
31, 1997 were essentially flat as compared to the prior year, primarily due to a reduction in special event programming, which typically is more expensive than regularly scheduled programming broadcast by BET. Additionally, elimination of programming produced by BET for syndication helped contain programming costs. Production and programming expenses for the year ended July 31, 1996 increased 16% as compared to the prior year, primarily due to increases in the cost of acquired programming and a variety of special event programming, including news and public affairs, sporting and musical events.

          Marketing

          BET's marketing expenses for the years ended July 31, 1997 and July 31, 1996 increased 12% and 15% respectively, as compared to the prior years, primarily due to revenue-based incentive compensation and various marketing initiatives, including internet marketing activities.

                                    EX13-6

          General and Administrative

          BET's general and administrative expenses for the years ended July 31, 1997 and July 31, 1996 increased 21% and 11% as compared to the prior years. Increased fiscal year 1997 expenses primarily related to increased executive compensation and travel costs in addition to an increase in the level of charitable contributions. Increased fiscal year 1996 expenses primarily related to increased business development, facilities and personnel costs.

OTHER BUSINESS UNITS

          Production and Programming

          Production and programming costs incurred by the Company's other business units during the years ended July 31, 1997 and July 31, 1996 increased 49% and 32%, respectively, as compared to the prior years. Increased fiscal year 1997 expenses were primarily due to costs of sales for BET Soundstage restaurant, which opened in January 1997, BET on Jazz operating for twelve months during fiscal year 1997 versus seven months during fiscal year 1996, and costs incurred in publishing BET Weekend magazine. Increased costs related to these activities were partially offset by discontinuance of the publication of YSB magazine. Increased fiscal year 1996 costs primarily related to costs incurred by BET on Jazz, which commenced operations in January 1996.

          Marketing

          Marketing costs incurred by the Company's other business units during the years ended July 31, 1997 and July 31, 1996 decreased 2% and 2%, respectively, as compared to the prior years. Decreased fiscal year 1997 costs reflect reduced marketing costs related to the discontinuance of YSB magazine, which were partially offset by increased marketing costs related to BET on Jazz and BET Weekend magazine. Decreased fiscal year 1996 marketing costs primarily resulted from decreased promotional costs incurred by Emerge and YSB magazines, partially offset by marketing costs incurred in connection with the launch of BET on Jazz.

          General and Administrative

          General and administrative expenses incurred by the Company's other business units during the years ended July 31, 1997 and July 31, 1996 increased 25% and decreased 14%, respectively, as compared to the prior years. Increased fiscal year 1997 expenses primarily related to costs incurred by the BET Soundstage restaurant. Decreased fiscal year 1996 costs primarily related to administrative efficiencies realized by the Company's magazine publishing operations.

NONOPERATING EXPENSES

Net nonoperating expenses increased significantly during the years ended July 31, 1997 and July 31, 1996 as compared to the prior years. Increased fiscal year 1997 costs were primarily attributable to the Company's equity in losses incurred by BET Movies/Starz!3, in which it owns a 49% interest, which approximated $3.4 million for the year. Increased fiscal year 1996 costs primarily related to increased interest expenses resulting from increased borrowings.

INCOME TAXES

Effective December 31, 1996, the Company merged its wholly-owned subsidiary, Emerge Communications, Inc. ("ECI"), which published Emerge magazine, with another of the Company's wholly-owned subsidiaries. In connection with merger, the Company realized a $3.4 million benefit for income tax reporting purposes related to utilization of ECI's acquired operating loss carryforwards. For financial reporting purposes, this benefit was credited against $3.1 million of unamortized goodwill related to the Company's acquisition of ECI, with the balance of $.3 million credited to the provision for income taxes. Accordingly, the Company's effective income tax rate for the year ended July 31, 1997 decreased as compared to the prior years.

                                    EX13-7

                              FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

          The Company's principal source of working capital is internally generated cash flow from operations. As reported in its consolidated statements of cash flows, the Company generated net cash from operating activities of $33.5 million during the year ended July 31, 1997. At July 31, 1997, the Company's cash and temporary investments aggregated $7.1 million and the Company had an excess of current assets over current liabilities of $33.1 million. At July 31, 1997, $30.5 million was available under the Company's $75 million revolving credit facility.

          As part of its ongoing strategic plan, the Company plans to continue to invest significant amounts of capital in compatible media and other businesses reaching the Black consumer marketplace. Significant current and potential future funding commitments include:

 .   During the years ended July 31, 1997, and 1996 the Company provided significant operational funding to BET on Jazz. This level of funding is expected to continue until the viability of BET on Jazz is attained, which is not expected within the Company's fiscal year ending July 31, 1998 or July 31, 1999.

 .   Through July 31, 1997, the Company has invested approximately $6.5 million in the BET Soundstage restaurant. The Company recently announced that it may open as many as 20 additional BET Soundstage restaurants during the next five years, which would require significant additional capital funding.

 .   During the year ended July 31, 1997, the Company invested approximately $4.1 million in BET Movies/Starz!3. The Company is committed to loan BET Movies/Starz!3 up to $4 million through December 31, 1997.

 .   During the year ended July 31, 1997, the Company invested $5 million in
    LaVan Hawking UrbanCityFoods LLC ("UCF"), a franchisee within the Burger King system, which plans to develop up to 225 restaurants in traditionally underserved inner-city African-American communities. The Company is committed to loan UCF up to $10 million, contingent upon the achievement of certain operating results by UCF.

 .   During the year ended July 31, 1997, the Company invested $1 million in
    Cybersonic Records, Inc.("CRI"), which produces, publishes, markets and distributes musical recordings under the Fully Loaded Records label. The Company is committed to loan CRI up to $3 million.

 .   The Company is considering pursuing other investment opportunities in the themed-restaurant hotel/casino segments of the entertainment industry together with potential equity partners experienced in these segments of the entertainment industry.

           On September 10, 1997, the Company received an offer from Robert L. Johnson, its majority shareholder, Chairman and Chief Executive Officer, and Liberty Media Corporation, a major shareholder of the Company, to acquire, through a newly formed entity owned by them, all of the Company's outstanding common stock which they do not own, at a per share price of $48. The offer contemplates financing the purchase of such common stock on terms and conditions customary to transactions of a similar nature, which could result in a significant amount of debt funding by the Company or its successor.

CAPITAL STOCK

          During the year ended July 31, 1997, the Company repurchased 149,800 shares of its outstanding Class A common stock at an aggregate cost of $4.1 million.

                                    EX13-8

                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
                        SAFE HARBOR CAUTIONARY STATEMENT

          The preceding discussion contains certain forward looking statements regarding expected operating results of the Company and its unconsolidated affiliates. Such statements are subject to inherent uncertainties and risk, including among others: pricing pressures and other competitive factors, results of the Company's strategies to obtain additional subscribership to its cable programming services, and general business and economic conditions in the industries in which the Company operates. Consequently, actual events and results may vary significantly from those included in or contemplated by such statements.

                                    EX13-9

                              BET HOLDINGS, INC.
                          CONSOLIDATED BALANCE SHEETS

In thousands of dollars
=======================================================================
ASSETS                                    July 31, 1997   July 31, 1996
-----------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                    $    7,094       $   4,247
Accounts receivable, less allowance for
 doubtful accounts of $1,833
and $1,543 at July 31, 1997 and 1996,
 respectively                                    34,434          27,635
Prepaid expenses and other current assets         9,594           9,423
Current portion of programming rights, net        1,534           2,972
Deferred income tax benefit                       2,937           1,775
-----------------------------------------------------------------------
TOTAL CURRENT ASSETS                             55,593          46,052
-----------------------------------------------------------------------
PROPERTY AND EQUIPMENT
Land                                              1,884           1,884
Buildings and leasehold improvements             39,101          32,386
Broadcasting and other equipment                 39,022          27,844
Satellite transponders                           32,782          32,782
Construction in progress                          3,030           5,032
-----------------------------------------------------------------------
Total                                           115,819          99,928
-----------------------------------------------------------------------
Less:  Accumulated depreciation                 (30,734)        (23,146)
-----------------------------------------------------------------------
NET PROPERTY AND EQUIPMENT                       85,085          76,782
-----------------------------------------------------------------------
Notes receivable                                 12,654           7,235
Investments in unconsolidated affiliates          6,864           3,147
Programming rights, less current portion            973           1,077
Goodwill and other intangibles, net               9,710          13,669
Other assets                                      2,632           2,769
-----------------------------------------------------------------------
TOTAL ASSETS                                 $  173,511       $ 150,731
=======================================================================

The accompanying notes are an integral part of these financial statements.

                                    EX13-10

                               BET HOLDINGS, INC.
                          CONSOLIDATED BALANCE SHEETS

In thousands of dollars, except share data
===========================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY      July 31, 1997   July 31, 1996
---------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable and accrued expenses        $   10,192       $   6,857
Accrued compensation                              5,781           5,318
Current portion of programming rights
 payable                                          2,723           4,155
Deferred revenue                                  1,175           3,231
Current maturities of long-term debt              2,646           2,067
-----------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                        22,517          21,628
-----------------------------------------------------------------------
Long term debt, less current maturities          60,347          58,493
Programming rights payable, less                      -             308
 current portion
Deferred income taxes                             1,880           2,504
Other liabilities                                   349           1,049
-----------------------------------------------------------------------
TOTAL LIABILITIES                                85,093          83,982
-----------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (NOTES 5, 11 AND 12)

SHAREHOLDERS' EQUITY
Preferred stock; $.01 par value,
 15,000,000 shares authorized, no shares
 issued or outstanding                               -               -
Common stock; $.02 par value:
Class A; 50,000,000 shares authorized,
 12,888,848 and 12,805,605 shares
 issued, 10,049,248 and 10,115,805
 shares outstanding
at July 31, 1997 and 1996, respectively            258             257

Class B; 15,000,000 shares authorized,
 3,349,900 shares issued, 1,831,600
 shares outstanding                                 67              67

Class C; 15,000,000 shares authorized,
 4,820,000 shares issued and outstanding             96             96

Additional paid-in capital                       47,123         45,156
Retained earnings                               121,994         98,207
Cost of 2,839,600 Class A and 1,518,300
 Class B common shares held in treasury
 at July 31, 1997 and 2,689,800 Class A
 and 1,518,300 Class B common shares
 held in treasury at July 31, 1996              (81,120)       (77,034)
-----------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                       88,418         66,749
-----------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY                                      $  173,511       $150,731
=======================================================================

The accompanying notes are an integral part of these financial statements.

                                    EX13-11

                              BET HOLDINGS, INC.
                       CONSOLIDATED STATEMENTS OF INCOME

In thousands of dollars, except per share amounts
----------------------------------------------------------------------------
Year ended July 31,                             1997        1996        1995
----------------------------------------------------------------------------
OPERATING REVENUES
Advertising                               $   80,572   $  67,562   $  56,017
Subscriber                                    69,300      61,797      56,045
Other                                          4,355       2,916       3,160
----------------------------------------------------------------------------
TOTAL OPERATING REVENUES                     154,227     132,275     115,222
----------------------------------------------------------------------------
OPERATING EXPENSES
Production and programming                    49,715      44,490      37,170
Marketing                                     23,375      21,477      19,449
General and administrative                    18,702      15,369      14,340
Depreciation and amortization of
intangibles                                    8,660       8,102       6,746
----------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                     100,452      89,438      77,705
----------------------------------------------------------------------------
INCOME FROM OPERATIONS                        53,775      42,837      37,517
----------------------------------------------------------------------------
NONOPERATING INCOME (EXPENSE)
Interest income                                1,554       1,504       1,325
Interest expense                              (4,197)     (4,162)     (2,227)
Other, net                                    (4,539)     (1,784)     (1,477)
----------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                    46,593      38,395      35,138
Provision for income taxes                   (18,571)    (15,717)    (15,226)
----------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS             28,022      22,678      19,912
----------------------------------------------------------------------------
DISCONTINUED OPERATIONS
Loss from discontinued operations, net
   of income tax benefit of $1,659 and
   $410, respectively                         (2,499)       (615)          -
Loss from disposal of discontinued
   operations, net of income tax benefit
   of $1,152                                  (1,736)          -           -
----------------------------------------------------------------------------
NET INCOME                                $   23,787   $  22,063   $  19,912
============================================================================
NET INCOME PER COMMON SHARE
Income from continuing operations         $     1.60   $    1.23   $    1.00
Discontinued operations                         (.24)       (.03)          -
----------------------------------------------------------------------------
Net income per common share               $     1.36   $    1.20   $    1.00
============================================================================
WEIGHTED AVERAGE COMMON AND COMMON
EQUIVALENT SHARES OUTSTANDING                 17,515      18,454      19,867
============================================================================

The accompanying notes are an integral part of these financial statements.

                                    EX13-12

                              BET HOLDINGS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of dollars
---------------------------------------------------------------------------
Year ended July 31,                            1997        1996        1995
---------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                $  23,787   $  22,063   $  19,912

Adjustments to reconcile net income to
     net cash provided by operating
     activities, net of effect of
     business combinations:

     Depreciation and amortization of
     other intangibles                        8,660       8,102       6,746

     Amortization of programming rights       3,536       3,549       2,481

     Equity in losses of unconsolidated
     affiliates                               3,399       1,725       1,203

     Loss on disposition of property
     and equipment                                -          69         163

     Deferred income taxes                   (1,506)      1,428       1,249

     Income tax benefit from exercise
     of common stock options                    438         312           -

     Income tax benefit from merger of
     wholly-owned  subsidiaries                (263)          -           -

     Increase in accounts receivable         (6,799)     (5,829)     (2,454)

     (Increase) decrease in prepaid
     expenses and other assets                 (171)        273      (3,726)

     (Decrease) increase in deferred
     revenue                                 (2,056)       (940)      2,120

     Increase in other liabilities            4,438       2,452       1,373
---------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING
ACTIVITIES                                   33,463      33,204      29,067
---------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES

Business combinations, net of cash
acquired                                       (198)       (512)       (902)

Redemption of marketable securities               -      14,648       3,955

Capital expenditures                        (14,562)    (13,514)    (17,241)

Acquisition of programming rights            (1,994)     (6,189)     (2,079)

Additions to notes receivable                (5,929)     (5,163)          -

Collection of notes receivable                  510           -           -

Investments in unconsolidated
affiliates                                   (9,901)     (2,073)       (923)

Decrease (increase) in other assets           1,581      (2,444)        437
---------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES       (30,493)    (15,247)    (16,753)
---------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES

Borrowings                                   21,500      56,000           -

Principal payments of long-term debt        (19,067)    (26,104)       (728)

Proceeds from issuance of common stock        1,530       1,349           -

Repurchase of common stock                   (4,086)    (58,939)     (4,606)
---------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES          (123)    (27,694)     (5,334)
---------------------------------------------------------------------------
Net increase (decrease) in cash and
cash equivalents                              2,847      (9,737)      6,980

Cash and cash equivalents, beginning of
year                                          4,247      13,984       7,004
---------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR    $   7,094   $   4,247   $  13,984
===========================================================================

The accompanying notes are an integral part of these financial statements.

                                    EX13-13

                              BET HOLDINGS, INC.
          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

 In thousands of dollars, except share data
==================================================================================================================================
                                                                                   Additional                 Cost of
                                                          Common Stock              Paid-In    Retained      Treasury
                                                          ------------
Years ended July 31, 1997, 1996 and 1995          Class A    Class B    Class C     Capital    Earnings      Stock       Total
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JULY 31, 1994                          $   255    $    67    $    96    $ 38,217    $ 56,232      $(13,489)   $ 81,378
----------------------------------------------------------------------------------------------------------------------------------
Purchase of 301,800 Class A common
 shares held in treasury                                -          -          -           -           -       (4,606)      (4,606)
Net income for the year                                 -          -          -           -      19,912            -       19,912
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JULY 31, 1995                              255         67         96      38,217      76,144      (18,095)      96,684

----------------------------------------------------------------------------------------------------------------------------------
Purchase of 1,518,500 Class A common shares
 and 1,518,300 Class B common shares held
 in treasury                                            -          -          -       5,280           -      (58,939)     (53,659)
Exercise of 86,900 Class A common stock
 options                                                2          -          -       1,347           -            -        1,349
Income tax benefit from exercise of
 common stock options                                   -          -          -         312           -            -          312
Net income for the year                                 -          -          -           -      22,063            -       22,063
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JULY 31, 1996                              257         67         96      45,156      98,207      (77,034)      66,749
----------------------------------------------------------------------------------------------------------------------------------
Purchase of 149,800 Class A common                                                                            (4,086)      (4,086)
 shares held in treasury
Exercise of 79,800 Class A common stock
 options                                                1          -          -       1,444           -            -        1,445
Issuance of 3,443 Class A common shares                 -          -          -          85           -            -           85
Income tax benefit from exercise of
 common stock options                                   -          -          -         438           -            -          438
Net income for the year                                 -          -          -           -      23,787            -       23,787
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JULY 31, 1997                          $   258    $    67    $    96    $ 47,123    $121,994      $(81,120)   $ 88,418
==================================================================================================================================

The acconpanying notes are an integral part of these financial statements.


                                    EX13-14

                              BET HOLDINGS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BET Holdings, Inc. (the "Company") operates predominantly in the cable television programming industry. Its cable television programming operations are conducted through Black Entertainment Television ("BET"), BET on Jazz: The Cable Jazz Channel ("BET on Jazz") and Action Pay-Per-View ("Action"). Both BET and BET on Jazz are basic cable networks with revenues derived primarily from the sale of advertising time and monthly subscribership fees. Action provides cable programming on a pay-per-view basis. The Company also publishes Emerge and BET Weekend magazines and operates the BET Soundstage restaurant, which opened January 21, 1997.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

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

PROGRAMMING RIGHTS

     Programming rights acquired under license agreements are recorded at cost and are amortized using the straight-line method over the period during which the programming is broadcast, which generally ranges from one to two years and approximates amortization that would be provided on a program-by-program basis. Unamortized programming rights expected to be amortized within one year and programming rights license fees payable within one year are classified as current assets and current liabilities, respectively. Accumulated amortization of programming rights was $5.8 million and $3.2 million at July 31, 1997 and 1996, respectively.

                                    EX13-15

INVESTMENTS IN UNCONSOLIDATED AFFILIATES

     Investments in affiliated companies in which the Company does not exert significant influence and has an ownership interest of less than 20% are recorded at the lower of cost or estimated fair value, as determined by the Company's management based upon pertinent information, including current and projected operating results and financial condition. Investments in affiliated companies in which the Company has an ownership interest of at least 20% but not in excess of 50% are recorded at cost and adjusted for the Company's equity in earnings and losses in accordance with the equity method of accounting.

GOODWILL AND OTHER INTANGIBLES

     Goodwill is the excess of the cost of net assets acquired in business combinations over their fair value and is amortized using the straight-line method over ten to 15 years. The Company assesses the recoverability of unamortized goodwill on an ongoing basis by evaluating whether it can be recovered through undiscounted cash flows over the remaining amortization term. Accumulated amortization of goodwill and other intangibles was $4 million and $4.3 million at July 31, 1997 and 1996, respectively.

REVENUE RECOGNITION

     Advertising revenues, net of agency commissions, are recognized in the period during which underlying advertisements are broadcast or published. Broadcast subscriber revenues are recognized in the period during which programming is provided, pursuant to affiliation agreements. Magazine subscription revenues are recognized ratably over the subscription term in which the magazine is published.

     In addition to revenues earned from related parties (Note 10), during fiscal years 1997, 1996 and 1995, the Company earned advertising revenues aggregating $20.4 million, $15.3 million, and $12 million, respectively, from a single cable infomercial advertiser representing 13%, 12% and 10% of consolidated operating revenues, respectively.

STOCK-BASED COMPENSATION

     As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123), stock-based compensation is accounted for under using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees".

INCOME TAXES

     Income taxes are determined based on income before taxes with deferred tax provisions for the effect of temporary differences in the recognition of assets and liabilities for income tax and financial reporting purposes provided for under the liability method.

NET INCOME PER COMMON SHARE

     In accordance with Accounting Principles Board Opinion No. 15 (APB 15), "Earning Per Share", the computation of earnings per common share for the years ended July 31, 1997 and July 31, 1996 is based upon the weighted average number of outstanding common shares during each year plus common stock equivalents, consisting of common shares subject to stock options. For the year ended July 31, 1995, common stock equivalents are not included in the computation of earnings per common share since their inclusion is deemed to be immaterial in accordance with APB 15. The number of shares used in computing earnings per common share was as follows:

                                    EX13-16

In thousands
--------------------------------------------------------------------------------------
Year ended July 31,                                 1997           1996           1995
======================================================================================
Weighted average common shares outstanding        16,703         17,834         19,867
Common stock equivalents                             812            620              -
--------------------------------------------------------------------------------------
Weighted average common and common
   equivalent shares outstanding                  17,515         18,454         19,867
======================================================================================

     Statement of Financial Accounting Standards No. 128, "Earnings per Share", is required to be adopted beginning in the Company's fiscal year ending July 31, 1998. The Company anticipates that adoption of this standard will not materially affect the computation of its earnings per share but will require the presentation and disclosure of additional information.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and programming rights payable approximate fair value because of the short-term maturity of such financial instruments. The carrying amount of notes receivable approximates fair value since substantially all notes bear interest at floating market rates. The fair value of outstanding borrowings is estimated by discounting future cash flows under such borrowings using borrowing rates currently available to the Company.

OPERATING SEGMENT INFORMATION

     Pursuant to Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise", the Company is not required to disclose certain information about its operations in different industries since it operates predominantly in the cable television programming industry.

NOTE 2:  DISCONTINUED OPERATIONS

     During September 1997, the Company adopted a plan for disposal of its Color Code skin care product business segment, in connection with a strategic initiative to focus the Company's executive management and capital resources on its core businesses: cable television programming and leisure time activities. Accordingly, results of operations for the year ended July 31, 1997, reflect a $1.7 million provision, net of a tax benefit of $1.2 million, for losses expected to be incurred in connection with the disposition, including operating losses expected to be incurred prior to disposal. The Company anticipates that the Color Code business segment will be disposed of by December 31, 1997. Remaining assets and liabilities of the Color Code business segment at July 31, 1997 were not significant.

NOTE 3: PROPERTY AND EQUIPMENT

     Assets recorded under capital leases included in property and equipment consisted of:

In thousands of dollars
------------------------------------------------------------
July 31,                                1997           1996
============================================================
Satellite transponder               $10,001         $10,001
Less: accumulated depreciation       (2,540)         (1,748)
------------------------------------------------------------
Net                                 $ 7,461         $ 8,253
============================================================

     Amortization of assets under capital leases charged to expense during the years ended July 31, 1997, 1996 and 1995 was $.8 million, $1.2 million and $1.8 million, respectively.

                                    EX13-17

          Interest capitalized in connection with qualifying construction projects aggregated $.5 million, $.4 million and $1.1 million during the years ended July 31, 1997, 1996 and 1995, respectively.

NOTE 4:  NOTES RECEIVABLE

     Notes receivable consisted of:

In thousands of dollars
----------------------------------------------------------------
July 31,                                          1997      1996
================================================================
Note receivable from shareholder affiliate    $  8,933  $  3,265
Notes receivable guaranteed by shareholder       3,431     3,681
Other notes receivable                             290       289
----------------------------------------------------------------
Total                                         $ 12,654  $  7,235
================================================================

     During December 1995, the Company entered into a loan agreement with R&S PCS, Inc. ("R&S"), an entity wholly-owned by the Company's majority shareholder, Chairman and Chief Executive Officer, Robert L. Johnson, whereby the Company agreed to loan R&S up to $10 million on a revolving basis. Loan advances bear interest at the prime lending rate plus 2%, payable upon demand, and are secured by 40,000 shares of the Company's common stock owned by Mr. Johnson. Substantially all loan advances received by R&S have been used to purchase Broadband C Block PCS licenses from the Federal Communications Commission. In October 1997 the Federal Communications Commission revised its rules regarding PCS C Block licenses, pursuant to which the Company is reassessing its interest in acquiring an equity interest in R&S. Interest income earned from notes receivable from R&S was $.7 million and $.3 million in fiscal years 1997 and 1996, respectively. Accrued interest related to notes receivable from R&S was $1 million and $.3 million at July 31, 1997 and July 31, 1996, respectively, and is included in other assets on the accompanying balance sheets.

     During May 1996, the Company purchased promissory notes in the aggregate principal amount of $2.2 million from Mr. Johnson. In connection with this transaction, Mr. Johnson guaranteed repayment of these notes plus certain other related notes already held by the Company. All notes receivable guaranteed by Mr. Johnson bear interest at the prime lending rate plus 2%, payable monthly; are secured by certain real property; and mature at varying dates through the Company's fiscal year ending July 31, 2001. Interest income earned from notes receivable guaranteed by Mr. Johnson was $.4 million, $.2 million and $.2 million during fiscal years 1997, 1996 and 1995, respectively.

NOTE 5:  INVESTMENTS IN UNCONSOLIDATED AFFILIATES

     Investments in unconsolidated affiliates consisted of:

In thousands of dollars
---------------------------------------------------------------
July 31,                                          1997    1996
===============================================================
Investments in affiliated companies at equity    $  864  $3,147
Investments in affiliated companies at cost       6,000       -
---------------------------------------------------------------
Total                                            $6,864  $3,147
===============================================================

INVESTMENTS IN AFFILIATED COMPANIES AT EQUITY

     At July 31, 1997, the Company's investments in affiliated companies at equity primarily consisted of a 49% interest in BET Movies/Starz!3, a cable television programming service which broadcasts feature-length motion pictures on a pay channel within the Starz! multiplex operated by Encore Media Corporation. Pursuant to the terms of a Term Sheet executed in September 1997, the Company is not required to make additional equity contributions to the venture; however, is required to loan the venture up to $4 million through December 31, 1997. Additionally, the Company is

                                    EX13-18
obligated to provide BET Movies/Starz!3 with certain volumes of advertising time on BET through December 31, 1997.

INVESTMENTS IN AFFILIATED COMPANIES AT COST

     During December 1996, the Company acquired a 15% interest in LaVan Hawkins UrbanCityFoods, LLC ("UCF"), in consideration for $5 million. UCF is a franchisee within the Burger King system, targeting development of restaurants in traditionally underserved inner-city African-American communities. The Company is committed to loan UCF up to $10 million, contingent upon the achievement of certain operating results by UCF, which may be converted into an additional ownership interest of up to 30%, in whole or in part, at the Company's sole discretion. Subsequent to July 31, 1997, the Company advanced UCF $5 million under its loan commitment.

     During July 1997, the Company acquired a 19% interest in Cybersonic Records, Inc. ("CRI"), in consideration for $1 million. CRI produces, publishes, markets and distributes musical recordings under the Fully Loaded Records label. The Company is committed to loan CRI up to $3 million, which may be converted into an additional ownership interest of up to 30%, in whole or in part, at the Company's sole discretion. Subsequent to July 31, 1997, the Company advanced CRI $1 million under its loan commitment.

NOTE 6:  LONG-TERM DEBT

     Long-term debt consisted of the following:

In thousand of dollars
--------------------------------------------------------------------
July 31,                                            1997        1996
====================================================================
Unsecured revolving senior credit facility      $  44,500   $  40,000
10.55% senior secured notes due January
 15, 2001, interest payable semi-annually           9,500      11,000
Capital lease obligations                           8,889       9,358
Other                                                 104         202
---------------------------------------------------------------------
Total                                              62,993      60,560
---------------------------------------------------------------------
Less:  Current portion                             (2,646)     (2,067)
---------------------------------------------------------------------
Non-current portion                             $  60,347   $  58,493
=====================================================================

     The Company has an unsecured revolving senior credit facility of up to $75 million, which expires December 31, 2000. Advances under the facility bear interest at either the London Interbank Offered Rate plus a margin ranging from
 .38% to .75%, depending upon certain financial ratios, or the prime lending rate, at the Company's option. At July 31, 1997, interest rates for outstanding advances ranged from 6% to 6.4%. A commitment fee based on the amount of the unused facility is payable quarterly at rates ranging from .19% to .3% per annum, based upon certain financial ratios.

     The senior secured notes are secured by one of the Company's satellite transponders. The loan agreements underlying the revolving senior credit facility and the senior secured notes include several restrictive financial covenants, one of which limits the amount of cash available for dividend distributions. At July 31, 1997, $126 million was available for dividend distribution.

     Capital lease obligations are stated at the present value of future minimum lease payments (Note 11) based on the Company's incremental borrowing rate at the inception of each lease.

     Long-term debt at July 31, 1997 matures $2.7 million in fiscal year 1998, $3.1 million in fiscal year 1999, $3.3 million in fiscal year 2000, $47.8 million in fiscal year 2001, $.9 million in fiscal year 2002, and $5.2 million thereafter.

                                    EX13-19

     The carrying amount of advances under the revolving senior credit facility approximate fair value at July 31, 1997 because interest rates are periodically reset. The Company estimates the fair value of its senior secured notes to be $11.6 million and $12.1 million at July 31, 1997 and July 31, 1996, respectively.

     Cash paid for interest, including interest capitalized, totaled $5.2 million, $4.2 million and $3.8 million during fiscal years 1997, 1996 and 1995, respectively.

NOTE 7:  CAPITAL STOCK

STOCK CHARACTERISTICS

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

TREASURY STOCK

     During December 1995, the Company repurchased 1,518,300 shares of its outstanding Class A common stock and 1,518,300 shares of its outstanding Class B common stock beneficially owned by Time Warner, Inc. for $58.9 million. In connection with this transaction, the Company and Time Warner, Inc. entered into an agreement restricting for three years Time Warner, Inc.'s ability to initiate or acquire a basic cable television network targeted at African-American viewers resulting in a $5.3 million benefit for income tax reporting purposes, which has been credited to additional paid-in capital for financial reporting purposes.
In addition to the shares repurchased from Time Warner, Inc., the Company repurchased 149,800 and 301,800 shares of its Class A common stock at an aggregate cost of $4.1 million and $4.6 million during the years ended July 31, 1997 and 1995, respectively.

STOCK OPTION PLAN

     The Company has a single stock option plan: the BET Holdings, Inc. 1991 Executive Stock Option Plan (the Plan). Under the Plan, as amended, three million shares of the Company's Class A common stock are reserved for grant to key employees as options to purchase shares of Class A common stock (Options) or stock appreciation rights (SARs). SARs permit optionees to surrender exercisable Options for an amount equal to the excess of the fair value of the Company's common stock over the Option exercise price when the right is exercised. Options granted may be either incentive stock options, as defined by the Internal Revenue Code, or non-qualified stock options. Options and SARs vest and become exercisable over varying periods, which generally range from immediately upon grant to four years. Upon vesting, outstanding Options and SARs remain exercisable no longer than ten years subsequent to the grant date .

                                    EX13-20

     No SARs were issued or outstanding during fiscal years 1997, 1996 or 1995. A summary of Option activity during fiscal years 1997, 1996 and 1995 is as follows :

=============================================================================
                                              Weighted               Weighted
                                Outstanding   Average   Exercisable  Average
                                   Stock      Exercise     Stock     Exercise
                                  Options      Price      Options     Price
-----------------------------------------------------------------------------
Outstanding at July 31, 1994        931,195   $  13.45
Granted                           1,032,500      17.50
-----------------------------------------------------------------------------
Outstanding at July 31, 1995      1,963,695      15.71      881,000  $  14.59
Exercised                           (86,900)     15.49
Canceled                            (21,700)     17.50
-----------------------------------------------------------------------------
Outstanding at July 31, 1996      1,855,095      15.70    1,041,995  $  15.02
Exercised                           (79,800)     15.95
Canceled                            (13,700)     17.50
-----------------------------------------------------------------------------
Outstanding at July 31, 1997      1,761,595   $  15.67    1,320,195  $  15.16
=============================================================================

     Significant option groups outstanding at July 31, 1997 and related weighted average price and remaining life information is as follows:

=======================================================================================
                                                                    Weighted
                                                        Exercise    Average   Remaining
                              Options      Options       Price      Exercise     Life
        Grant Date          Outstanding  Exercisable     Range       Price     (Years)
---------------------------------------------------------------------------------------
Year ended July 31, 1992    66,915       66,915      $   17.00      $  17.00      5
Year ended July 31, 1993   550,280      550,280      $13.13-15.19   $ 13.23       6
Year ended July 31, 1994   228,000      179,000      $   12.80      $ 12.80       7
Year ended July 31, 1995   916,400      524,000      $   17.75      $ 17.75       8
=======================================================================================

     Class A common shares reserved for future grant totaled 1,035,400 and 1,021,700 at July 31, 1997 and July 31, 1996, respectively. No shares were reserved for future grant at July 31, 1995. Stock-based compensation cost approximated $.4 million, $.6 million and $.3 million during fiscal years 1997, 1996 and 1995, respectively.

EMPLOYEE STOCK PURCHASE PLAN

     Effective January 1, 1997, the Company adopted the 1997 Employee Stock Purchase Plan (the ESPP), under which substantially all employees with at least one year of service are eligible to participate. Under the ESPP, eligible employees may purchase shares of the Company's Class A common stock via payroll withholding on a quarterly basis at the lower rate of 85% of the per share market price at the beginning or end of each calendar quarter. As of July 31, 1997, 3,443 shares of the Company's Class A common stock had been issued under the ESPP and 146,557 shares were reserved for future issuance.

                                    EX13-21

NOTE  8:  INCOME TAXES

     The provision for income taxes from continuing and discontinued operations consisted of the following:

In thousands of dollars
----------------------------------------------------------------------------------------------------------------------------------
Year ended July 31,                                                             1997           1996           1995
==================================================================================================================================
CURRENT PROVISION
Federal                                                                         $  14,745      $  11,339      $  11,273
State                                                                               2,873          2,540          2,704
----------------------------------------------------------------------------------------------------------------------------------
Total current provision                                                            17,618         13,879         13,977
----------------------------------------------------------------------------------------------------------------------------------
DEFERRED PROVISION
Federal                                                                            (1,660)         1,258          1,038
State                                                                                (198)           170            211
----------------------------------------------------------------------------------------------------------------------------------
Total deferred (benefit) provision                                                 (1,858)         1,428          1,249
----------------------------------------------------------------------------------------------------------------------------------
Total provision                                                                 $  15,760      $  15,307      $  15,226
==================================================================================================================================

      The consolidated effective income tax rates differed from the Federal statutory income tax rate as a result of the following:

--------------------------------------------------------------------------------------------
Year ended July 31,                                                1997      1996      1995
============================================================================================
Federal statutory income tax rate                                  35.0%     35.0%     35.0%

State income taxes net of federal tax benefit                       4.4       4.7       5.4

Operating loss of Emerge not includible for income tax purposes       -         -        .5

Amortization of goodwill not deductible for income tax purposes      .9       1.1       1.1

Other, net                                                          (.4)       .2       1.3
--------------------------------------------------------------------------------------------
Effective income tax rate                                          39.9%     41.0%     43.3%
============================================================================================

                                    EX13-22

     Deferred income tax assets and liabilities were as follows:

In thousands of dollars
--------------------------------------------------------------------------------
July 31,                                     1997            1996          1995
================================================================================
DEFERRED TAX LIABILITIES:
Depreciation and amortization             $(5,063)        $(2,372)      $(5,949)
Other                                        (107)           (578)         (330)
--------------------------------------------------------------------------------
Gross deferred tax liabilities             (5,170)         (2,950)       (6,279)
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
Accrued compensation                          248             212           600
Sales allowances                              632             613           536
Accrued liabilities                           629             276           276
Provision for loss on discontinued
 operations                                   988               -             -
Equity in losses of unconsolidated
 affiliates                                 2,748               -             -
Net operating loss carryforwards                -           3,893         3,893
Other                                         982           1,120           491
--------------------------------------------------------------------------------
Gross deferred tax assets                   6,227           6,114         5,796
--------------------------------------------------------------------------------
Deferred tax assets valuation allowance         -          (3,893)       (3,893)
--------------------------------------------------------------------------------
Net deferred tax assets (liabilities)      $1,057           $(729)      $(4,376)
================================================================================

     Effective December 31, 1996, the Company merged its wholly-owned subsidiary, Emerge Communications, Inc. (ECI), which published Emerge magazine, with another of the Company's wholly-owned subsidiaries. In connnection with the merger the Company realized a $3.4 million benefit for income tax reporting purposes related to the utilization of ECI's acquired operating loss carryfowards. For financial reporting purposes, the valuation allowance was reduced and the benefit was credited against $3.1 million of unamortized goodwill related to the Company's acquisition of ECI, with the balance of $.3 million credited to the provision for income taxes.

     Cash paid for income taxes totaled $12.7 million, $12.8 million and $16.8 million during fiscal years 1997, 1996 and 1995, respectively.

NOTE 9: EMPLOYEE BENEFITS

     The Company sponsors a defined contribution employee savings plan under which substantially all employees with at least six months of service are eligible to participate. The Company matches one-half of voluntary participant contributions to the savings plan, which range from 2% to 10% of eligible participants' annual compensation. The Company also sponsors a discretionary profit sharing bonus plan under which substantially all employees are eligible to participate. Participants in the bonus plan are awarded annual bonuses, at the discretion of the Company's management. Under the Company's executive incentive plan, its executive officers are eligible to be awarded annual bonuses of up to 60% of their base salary upon the achievement of certain individual and corporate performance goals. Aggregate accrued contributions to the savings, discretionary bonus and executive incentive plans totaled $2.4 million, $2.7 million and $2.3 million during fiscal years 1997, 1996 and 1995, respectively.

                                    EX13-23

NOTE  10:  RELATED PARTY TRANSACTIONS

     Affiliates of a shareholder subscribe to BET, BET on Jazz and Action Pay-Per-View. Subscriber fees charged by the Company to the shareholder's affiliates are substantially equivalent to fees charged to unrelated parties. A summary of related party transactions follows:

In thousands of dollars
--------------------------------------------------------------------------------
Year ended July 31,                          1997            1996          1995
================================================================================
Subscriber revenues earned from
shareholder affiliates                     $16,382         $17,077       $21,042
Accounts receivable from shareholder
affiliates                                  $2,201          $2,094        $4,965
================================================================================

NOTE 11: COMMITMENTS AND CONTINGENCIES

     The Company is a lessee under noncancelable operating leases for satellite transponder, office space and land which expire at various dates through the year 2013. Total rent expense for fiscal years 1997, 1996 and 1995 was $3 million, $2.1 million and $1.8 million, respectively.

     Minimum future lease payments under operating leases at July 31, 1997 were as follows:

In thousands of dollars
-------------------------------------------------------
Year ending July 31,
=======================================================
1998                                          $1,753
1999                                           1,676
2000                                           1,312
2001                                           1,190
2002                                             560
Thereafter                                     1,034
-------------------------------------------------------
Total                                         $7,525
=======================================================

Minimum future payments under a capital lease for a satellite transponder (Note
6) at July 31, 1997 were as follows:

In thousands of dollars
-------------------------------------------------------
Year ending July 31,
=======================================================
1998                                          $1,320
1999                                           1,320
2000                                           1,422
2001                                           1,440
2002                                           1,440
Thereafter                                     6,360
-------------------------------------------------------
Total                                         13,302
Less: Amount representing interest            (4,413)
-------------------------------------------------------
Present value of minimum lease payments       $8,889
=======================================================

     The Company is engaged in various legal proceedings incidental to its normal business activities. In the opinion of the Company's management, the outcome of such proceedings will not have a material adverse effect on the Company's financial position or results of operations.

                                    EX13-24

NOTE 12:  EVENT SUBSEQUENT TO JULY 31, 1997

     On September 10, 1997, the Board of Directors of the Company received a letter (the "Letter") from Robert L. Johnson, the Company's Chairman and Chief Executive Officer, and Liberty Media Corporation, a major shareholder of the Company, to acquire, through a newly formed entity owned by them, all of the Company's Common Stock which they do not own at a price per share of $48 cash (the "Offer"). The Letter states that the Offer will be subject to financing on terms and conditions acceptable to the offerors and other terms and conditions customary to transactions of this nature, which could result in a significant amount of debt funding by the Company or its successor. On September 16, 1997, the Board of Directors of the Company announced that it had appointed an independent committee to review and report to the Company's Board its evaluation of the Offer.

     Subsequent to receipt of the Offer, several legal complaints have been filed, naming as defendants the Company and members of its Board of Directors. The complaints allege, among other things, that the proposed transaction is a product of unfair dealing, that the proposed transaction is grossly inadequate, that the individual defendants have breached fiduciary duties owing to the public holders of the Company's common stock, including failing to disclose material information, and that the defendants have further breached their fiduciary duties by acting in a manner designed to benefit themselves, at the expense of the public holders of the Company's common stock. The complaints seek preliminary and permanent injunctive relief, recision in the event the transaction is consummated and compensatory damages. The Company believes the claims are meritless and intends to defend them vigorously.

                                    EX13-25

                               BET HOLDINGS, INC.
                       REPORT OF INDEPENDENT ACCOUNTANTS



TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF BET HOLDINGS, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of BET Holdings, Inc. and its subsidiaries at July 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/ PRICE WATERHOUSE LLP
------------------------
Washington, D.C.
October 2, 1997

                                    EX13-26

                               BET HOLDINGS, INC.
                   UNAUDITED QUARTERLY FINANCIAL INFORMATION



          The following is a summary of unaudited quarterly results of operations for the years ended July 31, 1997 and 1996. Net income per common share reported each quarter is based on the weighted average common and common equivalent shares outstanding during each quarter. The sum of quarterly net income per common share may not equal net income per common share reported for each fiscal year due to changes in common and common equivalent shares outstanding. Results of operations for the quarter ended July 31, 1997 includes a charge related to the discontinuance of the Company's Color Code business segment, as described in Management's Discussion and Analysis of Results of Operations and Financial Condition.

In thousands of dollars, except per share amounts
-----------------------------------------------------------------------------------------------------------------------
Three Month Periods in Fiscal Year 1997 ended            October 31         January 31       April 30       July 31
=======================================================================================================================
RESULTS OF OPERATIONS

Operating Revenues                                        $   35,942       $   36,553        $   40,792     $   40,940
Operating Expenses                                            23,569           23,964            26,224         26,695
-----------------------------------------------------------------------------------------------------------------------
Income From Operations                                        12,373           12,589            14,568         14,245
-----------------------------------------------------------------------------------------------------------------------
Income From Continuing Operations                              6,587            7,197             7,162          7,076
Discontinued Operations                                         (482)            (603)             (873)        (2,277)
-----------------------------------------------------------------------------------------------------------------------
Net Income                                                $    6,105       $    6,594        $    6,289     $    4,799
=======================================================================================================================
INCOME PER COMMON SHARE

Income From Continuing Operations                         $      .38       $      .41        $      .41     $      .40
Discontinued Operations                                         (.03)            (.03)             (.05)          (.13)
-----------------------------------------------------------------------------------------------------------------------
Net Income                                                $      .35       $      .38        $      .36     $      .27
=======================================================================================================================

In  thousands of dollars, except per share amounts
------------------------------------------------------------------------------------------------------------------------
Three Month Periods in Fiscal Year 1996 ended              October 31       January 31        April 30       July 31
========================================================================================================================
RESULTS OF OPERATIONS

Operating Revenues                                         $   32,750       $   32,712        $   32,411     $   34,402
Operating Expenses                                             21,693           21,615            22,632         23,498
------------------------------------------------------------------------------------------------------------------------
Income From Operations                                         11,057           11,097             9,779         10,904
------------------------------------------------------------------------------------------------------------------------
Income From Continuing Operations                               5,750            5,828             5,287          5,813
Discontinued Operations                                             -              (49)              (53)          (513)
------------------------------------------------------------------------------------------------------------------------
Net Income                                                 $    5,750       $    5,779        $    5,234     $    5,300
========================================================================================================================
INCOME PER COMMON SHARE

Income From Continuing Operations                          $      .29       $      .32        $      .30     $      .33
Discontinued Operations                                             -                -                 -           (.03)
------------------------------------------------------------------------------------------------------------------------
Net Income                                                 $      .29       $      .32        $      .30     $      .30
========================================================================================================================

                                    EX13-27

                               BET HOLDINGS, INC.
                          PRICE RANGE OF COMMON STOCK



          BET Holdings, Inc. Class A Common Stock has traded since October 30, 1991 on the New York Stock Exchange ("NYSE") under the symbol BTV. The approximate number of holders of record of Class A stock as of October 27, 1997 was 636.

          The following table sets forth the high and low per-share sales price for the past eight quarters ended July 31, 1997.

---------------------------------------------------------
Quarter ended      1997                 1996
---------------------------------------------------------
October 31         $30.000-23.500      $22.000-17.625
---------------------------------------------------------
January 31         $29.875-24.625      $25.125-20.000
---------------------------------------------------------
April 30           $31.375-26.375      $32.125-24.750
---------------------------------------------------------
July 31            $40.000-27.250      $30.000-24.500
---------------------------------------------------------

          To date, the Company has not declared, paid, or anticipated paying any dividends on its Common Stock.

                                    EX13-28